UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave, New York, NY 10001, USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (the “Report”), unless otherwise indicated, the term “Company,” “we,” and “our” refer to DDC Enterprise Limited.

As of the date of this Report the following are issued and outstanding: 31,099,943 Class A Ordinary shares and 875,000 Class B Ordinary shares.

This Report contains:

(i) current description of the Company’s business;

(ii) operating and financial review and prospects for December 31, 2023;

(iii) risk factors; and

(iv) as of November 19, 2024, the Company’s financial statements for the year ended December 31, 2023 which have been audited by the Company’s independent registered public accounting firm, Enrome LLP, and which are included as Exhibit 99.1 and which are incorporated herein by this reference. The audit report for the year ended December 31, 2023 will be filed with the U.S. Securities and Exchange Commission (“SEC”) as part of our annual reports on Form 20-F. Financial information as of and for the years ended 2022 and 2021 are based on the books and records of the Company and have not been audited or reviewed by Enrome LLP.

Forward-Looking Statements

Certain statements in this Report are forward-looking statements, including, for example, statements about growth and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Information on the Company

History and Development of the Company

We are a food innovator with leading content driven (i.e. using content to reach and engage target customers) consumer brands offering easy, convenient RTH, RTC, RTE and plant-based meal products (i.e. meal products consisting largely or solely of vegetables, fruits, grains and other foods derived from plant-based protein, rather than animal protein) while promoting healthier lifestyle choices to our predominately Millennial and Generation Z (“GenZ”) customer-base. We are also engaged in the provision of advertising services.

We were founded in Hong Kong in 2012 by Ms. Norma Ka Yin Chu, a highly regarded entrepreneur and a true cooking enthusiast, as an online platform which distributed food recipes and culinary content. Subsequently, we further expanded our business to provide advertising services to brands that wish to place advertisements on our platform or video content. In 2015, we entered the Mainland China market through the establishment of DDC Shanghai to engage in technology development of computer software, food circulation and advertising production in China. In 2017, we started expanded our business from content creation to content commerce. Later in 2019, we extended our business to include the production and sale of, among others, own-branded RTH, RTC convenient meal solution products.

As of December 31, 2023, our main product categories include (i) own-branded RTH products — typically semi-cooked meals with some but minimal preparation required ahead of serving, (ii) own-branded RTC products — ready to be consumed within 8 to 15 minutes with some additional cooking preparation, (iii) own-branded RTE products — typically pre -cooked meals that are ready to serve with minimal level of additional preparation, which includes our plant-based meal products localized for the palate of an Asian consumer, and (iv) private label products (i.e. third-party branded food products).

Business Overview

Our omni-channel (online and offline) sales, end-to-end (“E2E”) product development and distribution strategy, and data analytics capabilities enable us to successfully identify, assess, and pivot to cater to changing consumer preferences and trends across multiple customer segments and price-points. From a product distribution standpoint, we have created a network of direct-to-customer (“D2C”), retailer, and wholesaler sale options.

●	We operate in the Mainland China market but are actively expanding into international markets including but not limited to the United States;

●	We own multiple brands in our portfolio that provide convenient meal solution products to a wide range of consumers. We are actively looking for acquisition opportunities in complimentary brands in the Asian food and cooking categories as well as targets that can strengthen the company’s network of sales distribution; and

●	We have access to a network of offline point-of-sales (“POS”) through partnerships with a network of distributors to drive retail network sales performance. Equally important, we have selective direct-to-consumer e-commerce platform and e-commerce platform operations that drive online sales performance.

Our Industry

We compete primarily in the convenient meal solutions market providing RTE, RTC and RTH products to our customers. With (i) the proliferation of food delivery service options, (ii) a shift in customer preference and behavior away from home-cooked to convenience, and (iii) an increase in GDP per capita/overall disposable income (both in our target demographic and in-general) the demand for convenient meal solution products including RTC/RTE products has increased significantly. Customers have also become more discerning and expect RTC/RTH/RTE products to be of a high quality, have a higher nutritional value, and taste better when compared with other processed or semi-processed food product categories. Typically, RTC and RTE meals are made using high-quality and seasonal ingredients with full traceability at every stage of the food chain and a focus on nutritional value and maintaining a balanced diet is factored into the recipe and product R&D process.

Internationally, an increasing number of customers are in pursuit of a healthier lifestyle and favor healthier ready-to-cook products instead of RTC products of high calories as well as healthier ready-to-eat products instead of junk food. Chinese companies in the RTC and RTE industry, because of their well-established value chains, are able to offer RTC and RTE products of competitive prices in markets like North America and Europe despite the additional logistic expenses. Thus, Chinese companies that are actively seeking international expansion opportunities are well positioned to gain share in the global RTC and RTE market.

Our Strategies

International market expansion

Internationally, the development history of mature overseas RTC and RTE markets nurtures an extensive customer base of RTC and RTE products. Chinese companies in the RTC and RTE industry, attributable to their well-established value chains, are able to offer RTC and RTE products of competitive prices in markets like North America and Europe despite the additional logistic expenses. Thus, Chinese companies that are actively seeking international expansion opportunities are well positioned to further gain share in the global RTC and RTE market.

Moreover, around the globe, the public has been paying more attention to environmental and natural resources protection over the past decades. Compared to foreign brands, domestic Chinese brands pay more attention to the recipe R&D and introduce various plant-based meat food products into the market, covering from Western cuisine to Chinese cuisine, including but not limited to Panini, pizza, hamburgers, braised rice, pies, noodles, and other products to cater consumers. The processed volume of soybean protein and pea protein in China contributes nearly half of the global volume every year, which provides a significant advantage in raw materials for Chinese plant-based meat food products companies.

In view of the above and to the extent permitted by operational performance, we may raise funds from investors for strategic expansion of our business in the U.S. and Southeast Asia with a goal of achieving expense efficiencies and widening our customer base.

For the U.S., we have devised a three-fold strategy: (1) to launch our products through major Asian-focused online and offline sales channels, (2) to launch our direct-to-consumer stores on Amazon and our U.S. website, and (3) to grow through acquisitions. Since July 2022, we have successfully gained access to the U.S. market through sales on Yamibuy.com, one of the largest Asia food e-commerce platforms headquartered in the U.S. In May 2023, we entered into a purchase agreement to acquire “Nona Lim”, an Asian food brand based in San Francisco, USA. The brand sells Ready-To-Cook Asian noodle meal kits and a variety of soup bases to its customers through an established distribution network in the United States, including major retailers such as Whole Foods Market, Target, and Kroger. The acquisition of Nona Lim was completed in July 2023. This acquisition enables us to expand our customer base into the US market. As for the Southeast Asian market, we are currently negotiating with local companies that would give us instant access to a growing customer base in the RTC and RTE meal markets.

Enhance our sales and marketing capabilities, as well as our sphere of influence

We will continue to monitor the performance of our e-commerce partners and platforms, adapt our product pricing strategy and offerings, and expand our fulfilment capabilities to support our revenue targets. We plan to engage more up-and-coming social e-commerce platforms to (i) drive higher traffic to our stores through more and closer collaborations; (ii) improve our ability to aggressively penetrate non-tier 1 cities and (iii) accelerate the growth of our paid customer base. In addition, we will continue to improve our sales and marketing capabilities and leverage the internet and various social media platforms to build brand awareness in non-Tier 1 cities in China. We will also engage content and social media marketing providers and platforms to drive an increase in average order value (“AOV”), repeat purchases, and to attract net-new users to our platform.

Continue to innovate and expand product offerings

We expect consumer demand for RTH, RTC, RTE and plant-based meal products to not only persist, but to grow at an accelerated rate. We plan to leverage our deep industry expertise, data-informed consumer insights, and predictive analytics to identify meaningful consumer trends and then partner with and solicit product feedback from our customers to optimize and expand on our existing product portfolio. We are committed to strengthening our R&D and product development capabilities to improve our ability to innovate more effectively within our core product categories.

Mergers and Acquisitions (“M&A”) Strategy

M&A is a key growth strategy going forward for the Company in order for us to execute on the multi-brand strategy and also further diversify away from brand concentration risks and into markets outside of China. Historically, virtually all of our sales have been in China. For example, our international (meaning outside of China) sales were zero in 2022 and accounted for 4.21% of our total revenue for the year ended December 31, 2023. M&A is an important part of our strategy to establish our footprint and sales channel internationally. We are actively looking at potential targets with revenues in the U.S., Europe, Australia, SE Asia, and Middle East. As a group, we are targeting to have international sales to account for 20% to 30% of total revenue in 2024 and around 50% in 2025. Since July 2023, we have acquired three Asian food brand companies in the U.S. including Nona Lim, Yai’s Thai, and Omsom. Looking forward, we will continue to identify targets but to the extent permitted due to our recurring losses from operations and an accumulated deficit, we will evaluate and opportunistically execute on strategic joint ventures (JV), potential investments and acquisition opportunities across the value-chain with a focus on supplementing and/or complementing our existing products, sales channels, customer-base and/or allow us to optimize our existing brand marketing and sales channel management capabilities. There can be no assurances that we will be successful in generating revenues internationally. For example, our M&A strategy may not identify M&A candidates and acquisitions that are completed may not be successfully integrated into our operations and may not produce significant international revenues. Apart from executing acquisitions with considerations paid through share exchanges, we will consider raising funds from investors to have an option to acquire companies through a mixture of cash and equity.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes. This discussion and analysis contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors”.

Operating Results

For the year ended December 31, 2023, we recorded RMB205.5 million (US$28.9 million) in total revenue compared to RMB179.6 million for the year ended December 31, 2022, representing a 14.4% increase.

The increase in total revenue was mainly due to the increase in offline consumer product sales of RMB64.4 million (US$9.1 million) deducted by the decrease of online consumer product sales of RMB36.2 million (US$5.1 million). In the second quarter of 2022, nationwide strict lockdown measures were imposed by the Chinese government in response to the outbreak of the COVID-19 Omicron variant, which led to disruption to all social and economic activities. As a result, fewer shipping locations were open, and our e-commerce operations were adversely affected. As a result, we decided to expand DayDayCook’s brand portfolio via acquisition of target companies with more offline distributors.

For the year ended December 31, 2023, we incurred net loss of RMB155.4 million (US$21.9 million) and net loss of RMB122.2 million for the year ended December 31, 2022. We also had negative cash flows from operating activities of RMB89.4 million (US$12.6 million) and RMB37.1 million for the years ended December 31, 2023 and 2022 respectively.

Management used the adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. For the years ended December 31, 2023 and 2022, we incurred an adjusted EBITDA with loss of RMB38.6 million (US$5.4 million) and loss of RMB37.5 million respectively.

Key Factors Affecting Our Results of Operations

There are several macro and microeconomic factors that contributed to the growth of our business, specifically the RTC, RTH, RTE and plant-based product and service markets in China and the United States. These include (but are not limited to):

●	China’s rapid economic growth and urbanization, which has resulted in an increase in per capita annual disposable income;

●	China’s investments in its technological infrastructure and increase in internet and mobile subscriber penetration rates induced by COVID-19;

●	Favorable domestic social, governmental, and economic reforms centered on promoting a healthier lifestyle and life-choices; and

●	Broader shift in consumer preferences, trends, and purchasing behavior to convenience without compromising on quality and/or nutritional value.

Unfavorable changes in any of the above factors could adversely affect demand for our products and/or services and impact our results of operations.

There are specific internal and external factors that could impact our results of operations. These include (but are not limited to):

Sales Strategy — We rely on both growing our own “DayDayCook” branded product sales and private label product sales. This combined strategy was prompted by the need to (i) improve our competitiveness in the RTC, RTH, RTE and plant-based meat food sectors, (ii) expand DayDayCook own-branded in the market by new acquisition with more scope of offline distributors and (iii) improve the overall margin profile of the business. Sales from RTC, RTH and RTE has increased from 29.5% of our revenue in the year ended December 31, 2022 to 36.1% of our revenue in the year ended December 31, 2023. This was a result of acquisitions of companies focusing on offline distribution of both DayDayCook own-branded and private label products, which generated higher net margins. We expect growth for the DayDayCook own-branded product to outpace private-label product sales. This shift will require us to plan, develop, and successfully execute on multi-channel sales, marketing, and distribution strategy.

Long-Term Consumer Trends and Demand — As the China RTC market is expected to benefit from a shift in customer taste and preferences to convenient cooking and meal options, the RTC market is expected to grow to RMB564.5 billion (US$83.5 billion) by 2026, a CAGR (2021-2026) of 17.2%. While plant-based products are a nascent Fast-Moving Consumer Goods (“FMCG”) category in China, there is significant demand from younger customer segments for plant-based substitutes/alternatives. Demand for food products that are more environmentally friendly and viable alternatives to/substitutes for traditional protein sources is expected to increase. As a result, the market for plant-based products is expected to experience a CAGR (2021-2026) of 11.0%. Total revenue is projected to increase from RMB5.1 billion (US$703.3 million) in 2021 to RMB8.6 billion (US$1.2 billion) in 2026. As a leader in the RTC/RTH space, given the recent partnership with PFI Foods, a leading China-based alternative meat manufacturer, and a Board of Directors and advisory network with significant operating and domain expertise, we should be able to identify and pivot to cater to evolving customer trends and consumption behavior.

Competition — The food and e-commerce industries in China are highly competitive. We compete with different competitors in each of our business lines. Our current and potential competitors can be divided into different categories: (i) traditional RTH, emerging RTC, and RTC food companies (domestic and international) in China, (ii) major plant-based food companies in China, (iii) major content providers in China focused on food, and (iv) other major internet companies in China that may enter the food-related content distribution or e-commerce business area. There are certain barriers to entry that have limited the number and success of foreign entrants, emerging, and traditional-cum-emerging brands, including our (i) brand awareness, (ii) E2E supply-chain visibility, (iii) strategic and preferred service agreements with product and distribution partners, (iv) product R&D and go-to-market capabilities, and (v) board of directors and advisory network.

Regulatory Environment — As we are an (i) omni-channel B2B and B2C and (ii) food distribution business, we are subject to various customer data, food safety and quality control, and employer-employee related regulations and policy frameworks. We work with the Cyberspace Administration of China (CAC), the State Administration for Market Regulation (SAMR), the Ministry of Commerce (the “MOFCOM”), the State Internet Information Office, the General Administration of Customs, All-China Federation of Trade Unions (ACFTU) and other governmental authorities in charge of the relevant services provided by us to ensure we are compliant with evolving laws, regulations, and standards.

Operating Costs — Our operating costs include packaged product costs, direct labor, other wages and related benefits, selling, distribution, and other general and administrative expenses. We proactively manage and look for opportunities to reduce our operating expenses as a percentage (%) of revenues by negotiating preferred or renegotiating existing purchasing agreements with one or more vendors/service providers.

Sales and Marketing Costs — Costs associated with sales and marketing was RMB17.4 million (US$2.5 million) in 2023, decreased by 16.3% compared with RMB20.8 million in 2022. We expect such cost will increase in future to support our revenue growth continually. However, we expect to be more efficient in utilizing our sales and marketing budget to generate better customer conversion rates through (i) stronger brand awareness, (ii) our plan to leverage more content and social media marketing providers and platforms to drive repeat purchases, an increase in Average Order Value (“AOV”), and attract net-new users to our platform, and (iii) improvements in referral rates.

Debt Obligations — our debt obligations primarily consist of shareholder loans and convertible loans used to finance our ongoing working capital requirements. As of December 31, 2023 and December 31, 2022, the outstanding balance on the shareholder loan was RMB83.1 million (US$11.7 million) and RMB95.6 million respectively. The outstanding balances of convertible loans as of December 31, 2023 and December 31, 2022 were RMB21.4 million (US$3.0 million) and RMB37.8 million, respectively.

Mergers and Acquisitions (“M&A”) — M&A is a key growth strategy going forward. We will evaluate and opportunistically execute strategic joint ventures (JV), potential investments, and acquisition opportunities with a focus on supplementing and/or complementing our existing products, sales channels, customer-base and/or allow us to optimise our existing supply-chain management capabilities. The M&A strategy will continue to evolve with our changing needs and requirements. M&A is an important part of our strategy to establish our footprint and sales channel internationally. We are actively looking at potential targets with revenues in the US, Europe, Australia, SE Asia, and Middle East. As a group, we are targeting to have international sales to account for 20 – 30% of total revenue in 2024 and around 50% in 2025. However, historically, virtually all of our sales have been in China. For example, our international (meaning outside of China) sales were zero in 2022 and accounted for 2.0% of our total revenue for the year ended December 31, 2023. There can be no assurances that we will be successful in generating revenues internationally. For example, our M&A strategy may not identify M&A candidates and acquisitions that are completed may not be successfully integrated into our operations and may not produce significant international revenues. On December 26, 2023, we entered into an agreement to purchase Yai’s Thai, Inc., a leading Thai American food brand and the acquisition was completed in January 2024 and helped us on the expansion in the U.S. market. On June 12, 2024, we acquired Omsom, an Asian food brand that has quickly garnered a devoted following for its Cooking Sauces, Saucy Noodles, and bold cultural commentary.

The following table sets forth a summary of our consolidated statements of operations for the periods indicated. Translations of the consolidated financial statements from RMB into US$ for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US US$1.00=RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023.

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Online consumer product sales	67,016,645	30,811,746	4,339,744
Offline consumer product sales	109,403,748	173,783,356	24,476,874
Revenues from collaborative arrangements	1,867,042	—	—
Advertising service	870,580	886,802	124,903
Experience stores	428,051	—	—
Total Revenues	179,586,066	205,481,904	28,941,521

Cost of products	(134,462,728)	(153,316,804)	(21,594,221)
Cost of services	(1,196,469)	(709,787)	(99,971)
Total Cost of revenues	(135,659,197)	(154,026,591)	(21,694,192)

Gross profit	43,926,869	51,455,313	7,247,329

Fulfilment expenses	(10,630,884)	(7,315,978)	(1,030,434)
Sales and marketing expenses	(20,763,218)	(17,440,192)	(2,456,400)
Research and development expenses	—	—	—
General and administrative expenses	(53,543,862)	(82,460,706)	(11,614,348)
Share based compensation	(38,993,201)	(83,863,299)	(11,811,899)
Loss from operations	(80,004,296)	(191,080,175)	(26,913,081)

Interest expenses	(30,826,950)	(12,178,668)	(1,715,329)
Interest income	465,162	2,562,605	360,935
Foreign currency exchange (loss)/gain, net	671,007	(66,798)	(9,408)
Impairment loss for equity investments accounted for using measurement alternative	(22,705,285)	(8,288,296)	(1,167,382)
Gain from deconsolidation of VIEs	13,543,650	134,665	18,967
Other income	1,599,746	421,449	59,360
Other expenses, net	—	(10,440,057)	(1,470,451)
Changes in fair value of financial instruments	(1,875,889)	17,101,260	2,408,662

Loss before income tax expenses	(119,132,855)	(150,378,702)	(21,180,398)

Income tax expense	(3,115,753)	(5,004,766)	(704,907)
Net loss	(122,248,608)	(155,383,468)	(21,885,305)

Key Components of Our Results of Operations

Revenues

The following table sets forth types of our revenue for the periods indicated:

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Ready to heat (“RTH”)	16,381,564	4,758,751	670,256
Ready to cook (“RTC”)	2,545,547	10,783,121	1,518,771
Ready to eat (“RTE”) & Plant base	34,115,276	58,623,131	8,256,895
Private label products	121,656,429	130,430,099	18,370,696
Fresh products	1,721,577	—	—
Revenues from collaborative arrangements	1,867,042	—	—
Advertising service	870,580	886,802	124,903
Experience stores	428,051	—	—
Revenues	179,586,066	205,481,904	28,941,521

The following table further elaborates our revenue by channels for the periods indicated:

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Online consumer product sales	67,016,645	30,811,746	4,339,744
Offline consumer product sales	109,403,748	173,783,356	24,476,874
Revenues from collaborative arrangements	1,867,042	—	—
Advertising	870,580	886,802	124,903
Experience stores	428,051	—	—
Total Revenues	179,586,066	205,481,904	28,941,521

Cost of Revenues

Our cost of revenues primarily consists of (i) product costs, (ii) personnel costs, (iii) lease expenses, and (iv) other costs. The table below shows the cost of revenues in absolute amounts for the periods indicated.

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Product costs	131,376,909	152,732,863	21,511,974
Personnel costs	2,424,475	943,640	132,909
Lease expenses	643,311	—	—
Others	1,214,502	350,088	49,309
Total cost of revenues	135,659,197	154,026,591	21,694,192

Product Costs:

“Product Costs” represents costs of consumer products sold online and offline. Product costs were 73.2% and 74.3% of total revenues for the years ended December 31, 2022 and 2023. Due to an increase in competitors during COVID-19, the fierce competition affected our online sales during the period of early 2022. The Group offered discounts to customers to maintain and grow its market share, but at the same time was able to transfer part of that cost to suppliers who offered more competitive product costs.

Personnel Costs:

“Personnel Costs” represents the costs directly related to the revenue such as operation employee of experience store and retail shops. Due to COVID-19, we had to close all our experience stores in 2022. The closure of all retail locations also corresponded to a decrease in the revenue from experience stores.

Lease expenses:

“Lease expenses” represents (i) the lease expenses associated with the farm land located near Shanghai, and (ii) the experience store lease expenses. Our total lease expenses for the years ended December 31, 2022 and 2023 were RMB0.6 million and nil respectively.

Others:

“Others” primarily includes depreciation and amortization expenses for equipment directly related to revenue. For the years ended December 31, 2022 and 2023, other costs represented less than 1% of total costs respectively.

Operating Expenses

Our operating expenses consists of (i) fulfilment expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses and (iv) share-based compensation.

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Fulfilment expenses	10,630,884	7,315,978	1,030,434
Sales and marketing expenses	20,763,218	17,440,192	2,456,400
General and administrative expenses (including research and development expenses)	53,543,862	82,460,706	11,614,348
Share-based compensation	38,993,201	83,863,299	11,811,899

Fulfilment expenses:

“Fulfilment expenses” mainly consists of (i) logistics and shipping costs for delivering the goods to the customers, and (ii) packaging costs for the products sales.

Sales and marketing expenses:

“Sales and marketing expenses” mainly consists of (i) salaries and benefits for sales and marketing employees, and (ii) branding and advertisement expenses paid to the online platform providers and third-party marketing partners.

General and administrative expenses:

“General and administrative expenses” primarily consists of (i) salaries and benefits for general and administrative staff, (ii) professional fees, (iii) other expenses primarily including general office expenses, (iv) research and development expenses, and (iv) office rental expenses.

Share-based compensation:

The Company’s shareholders and Board of Directors approved option plans from 2014 to 2023 in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management (the “Option Plans”). The cost of share-based compensation also includes options granted related to certain business acquisitions.

Result of operations

Year ended December 31, 2023 compared to Year ended December 31, 2022

Revenues

For the year ended December 31, 2023, we recorded RMB205.5 million (or US$28.9 million) in total revenue compared to RMB179.6 million for the year ended December 31, 2022, representing a 14.4% increase. The increase in total revenue was mainly due to the increase in offline consumer product sales of RMB64.4 million (US$9.1 million), offset by the decrease in online consumer product sales of RMB36.2 million (US$5.1 million). In additions, we completed two acquisitions during second half of 2023. Assuming these two acquisitions had taken place on 1 January 2023, the unaudited pro forma revenue of the Company for the year ended December 31, 2023 would be RMB222.2 million (or US$31.3 million).

Cost of Revenues

Cost of revenues increased by 13.5% to RMB154.0 million (US$21.7 million) in 2023 from RMB135.7 million in 2022, which was in line with the increase in our total revenues.

Product Costs

The product cost increased by 16.2% from RMB131.4 million for the year ended December 31, 2022 to RMB152.7 million (US$21.5 million) for the year ended December 31, 2023. The increase was mainly due to: (i) DDC Shanghai has obtained control over Yuli and Nona Lim on July 1, 2023. Yuli is principally engaged in sales of RTC and RTE product giftboxes and Cook SF operates the brand “Nona Lim”, an Asian food brand sells RTC product based in U.S.; and (ii) the increase in offline consumer product sales of private label products.

Personnel Costs

Due to COVID-19, we had to close all our experience stores in 2022. This resulted in a reduction in personnel costs by 62.5% from RMB2.4 million to RMB0.9 million (US$0.1million) for the years ended December 31, 2022 and 2023. The closure of all retail locations also corresponded to a decrease in the revenue from experience stores.

Lease expenses

Our total lease expenses for the years ended December 31, 2022 and 2023 were RMB0.6 million and nil respectively. The decrease was mainly attributable to the closure of all experience store during the year, and the termination of all contractual arrangements with City Modern.

Others

“Others” primarily includes depreciation and amortization expenses for equipment directly related to revenue. For the years ended December 31, 2022 and 2023, other costs represented less than 1% of total costs.

Operating Expenses

Operating expenses increased by 54.2% to RMB191.1 million (US$26.9 million) in 2023 from RMB123.9 million in 2022.

Fulfilment expenses

The fulfilment expenses decreased from RMB10.6 million to RMB7.3 million (US$1.0 million) for the years ended December 31, 2022 and 2023. The cost reduction was a result of the decline in online consumer product sales since the second quarter of 2022. As a result, fewer shipping locations were open and our daily logistics volume was adversely affected.

Sales and marketing expenses

The sales and marketing expenses were RMB20.8 million and RMB17.4 million (US$2.5 million) for the years ended December 31, 2022 and 2023. The decrease in sales and marketing expenses was mianly due to a continuous focus on improving return-on-marketing investment by optimizing marketing spend across one or more customer acquisition, and/or sales distribution channels.

General and administrative expenses

The general and administrative expenses increased by 54.2% from RMB53.5 million to RMB82.5 million (US$11.6 million) for the years ended December 31, 2022 and 2023. The increase in general and administrative expenses was attributed to increased expenses related to our public offering.

Share-based compensation

The cost for share-based compensation were RMB39.0 million and RMB83.9 million (US$11.8 million) for the years ended December 31, 2022 and 2023. The increase was due to mass exercise of stock options upon our successful IPO in November 2023 which resulted in recognition of share-based compensation expense.

The following table presents the summary of our consolidated cash flows data:

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Net cash used in operating activities	(37,083,065)	(89,350,546)	(12,584,763)
Net cash used in investing activities	(444,627)	(135,161,792)	(19,037,141)
Net cash provided by financing activities	51,352,149	216,003,395	30,423,441
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	5,829,672	(9,107,882)	(997,843)
Net increase/(decrease) in cash, cash equivalents and restricted cash	19,654,129	(17,616,825)	(2,196,306)
Cash, cash equivalents and restricted cash at the beginning of the year	77,250,501	96,904,630	13,363,760
Cash, cash equivalents and restricted cash at the end of the year	96,904,630	79,287,805	11,167,454

Cash Flows and Working Capital

Our sources of liquidity are primarily from the cash earned from operating activities and cash by financing activities. Financial instruments that potentially subject us to significant concentrations of credit risk are cash and cash equivalents. Our cash and cash equivalents consist of cash on-hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

As of December 31, 2022 and December 31, 2023, RMB26.8 million and RMB78.5 million (US$11.1 million), respectively was deposited with financial institutions mainly located in the Chinese mainland and Hong Kong.

A majority of our expense transactions are denominated in RMB and a significant portion of our (and our subsidiaries) assets and liabilities (including the VIEs) are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to take effect the remittance.

The financial institutions that we use include Bank of China, Industrial and Commercial Bank of China and Agriculture Bank of China, which are Listed Banks in PRC capital markets. In China, banks are endorsed by the government. While we believe that these financial institutions are of high credit quality, we continue to monitor their credit worthiness.

We actively manage our cash conversion cycle to improve working capital, and our cash conversion cycle has increased from 12.4 days for the year ended December 31, 2022 to 24.3 days for the year ended December 31, 2023. This was mainly a result of the change in sales mix from online sales to offline sales resulting in a longer cash conversion cycle. Days sales outstanding increased from 39.1 days for the year ended December 31, 2022 to 50.1 days for the year ended December 31, 2023 and net inventory turnover days decreased from 21.2 days for the year ended December 31, 2022 to 19.1 days for the year ended December 31, 2023. Also, there is a decrease in net days payables outstanding of 47.8 days to 44.8 days from the year ended December 31, 2022 to the year ended December 31, 2023.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We believe that our current cash and cash equivalents, together with our cash generated from operating activities and new financing activities, will be sufficient to meet our present and anticipated working capital requirements and capital expenditures. However, we may decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

We also utilize short-term and long-term banking facilities to fund our listing expenses, and to manage our working capital requirements. Short-term banking facilities are mainly drawn from financial institutions such as Hang Seng Bank (“HSB”) and Hong Kong and Shanghai Banking Corporation (“HSBC”), while we utilize long-term banking facilities from Bank of China (“BOC”) and Industrial and Commercial Bank of China (“ICBC”). As at December 31, 2023, short-term bank loans amount to RMB19.5 million (US$2.7 million), current portion of long-term bank loans amount to RMB2.0 million (US$0.3 million), and long-term bank loans amount to RMB5.5 million (US$0.8 million). As at December 31, 2022, short-term bank loans amount to RMB54.8 million, current portion of long-term bank loans amount to RMB2.0 million, and long-term bank loans amount to RMB1.7 million.

Significant short-term bank borrowings

In March 2023, the Company entered into a one-year loan agreement with Bank of Beijing for general working capital purposes, with total principal amount of RMB6,000,000 bearing an interest rate of 3.65% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and a subsidiary of the Company. As of December 31, 2023, the outstanding amount was RMB6,000,000. The borrowing was fully repaid in March 2024.

In July 2023, the Company entered into a one-year loan agreement with CNCB for general working capital purposes, with total principal amount of RMB7,000,000 bearing an interest rate of 4.35% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2023, the outstanding amount was RMB7,000,000.

The weighted average interest rate for short-term borrowings as of December 31, 2022 and 2023 were approximately 5.3% and 4.3%, respectively.

Significant long-term bank borrowings

In June 2021, the Company entered into an eight-year term facility with BOC, which allows the Company to draw borrowings up to HK$2.0 million for general working capital purposes. HK$2.0 million was drawn from this facility in June 2021, at an interest rate of 2.75% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 84 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$107,945 (equivalent to RMB93,135) was repaid in 2022. As of December 31, 2022, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$265,757 (equivalent to RMB237,392) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,626,298 (equivalent to RMB1,452,724). HK$260,081 (equivalent to RMB233,969) was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$273,036 (equivalent to RMB247,425) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,358,938 (equivalent to RMB1,231,470).

In September 2023, the Company entered into a ten-year term facility with Nanyang Commercial Bank (“NCB”), which allows the Company to draw borrowings up to HK$4,550,000 for general working capital purposes. HK$4,550,000 (equivalent to RMB4,123,210 as of December 31, 2023) was drawn from this facility in October 2023, at an interest rate of 3.625% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 120 equal monthly instalments, commencing 1 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim, Mr. Lin Kai Hang, Mr. Sio Ieng Kit, Mr. Tang Wai Cheung and Ms. Norma Ka Yin Chu for each guaranteed amount of HK$4,550,000. HK$63,048 (equivalent to RMB57,613) was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$386,413 (equivalent to RMB350,168) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$4,100,539 (equivalent to RMB3,715,908).

The aggregate maturities of the above long-term bank borrowings for each year subsequent to December 31, 2023 are as follows:

RMB
For the Year Ending December 31, 2024	1,993,168
For the Year Ending December 31, 2025	1,275,587
For the Year Ending December 31, 2026	703,499
For the Year Ending December 31, 2027	703,499
For the Year Ending December 31, 2028	703,499
For the Year Ending December 31, 2029 and thereafter	2,133,377

As a holding company with no material operations of its own, DDC Cayman conducts its operations through our operating subsidiaries established in Hong Kong and mainland China, as well as through VIE arrangements with various Chinese entities and individuals during the year ended December 31, 2022, and ended August 19, 2023. During the year ended December 31, 2022, we had conducted part of our operations in China through contractual arrangements with the Weishi and City Modern VIEs. Through such contractual arrangements, we, through our indirect wholly-owned PRC subsidiary DDC Shanghai, control and receive the economic benefits of the Weishi and City Modern VIEs without owning any direct equity interest in them. As of April 2022, such contractual arrangements with the Weishi and City Modern VIEs have been terminated. During the year ended December 31, 2022, and ended August 19, 2023, we had contractual agreements with Chongqing Mengwei Technology Co., Ltd., Liao Xuefeng, Chongqing Changshou District Weibang Network Co., Ltd., Chongqing Yizhichan Snack Food Electronic Commerce Service Department and Chongqing Ningqi E-commerce Co. Ltd. to enable us to have the ability to control a number of online stores purchased from them since the titles of such online stores cannot be transferred to us due to the limitations from the policies of certain online platforms. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans.

Operating Activities

Net cash used in operating activities consisted primarily of our net loss adjusted by non-cash adjustments, such as depreciation and amortization, and adjusted by changes in operating assets and liabilities, such as accounts receivable and account payable.

Net cash used in operating activities was RMB37.1 million for the year ended December 31, 2022. The difference between the net cash used in operating activities and net loss of RMB122.2 million was primarily attributable to non-cash adjustment related to depreciation and amortization of RMB3.5 million, allowance of accounts receivable of RMB5.3 million, impairment loss for equity investments accounted for using Measurement Alternative of RMB22.7 million, changes in fair value of financial instruments of RMB1.9 million, share-based compensation of RMB39.0 million, accretion of interest expenses on loans at amortized cost of RMB18.8 million, allowance for other current assets of RMB4.3 million, changes in assets and liabilities, net of effects from business combination and deconsolidation of VIEs of RMB4.3 million, a decrease in gain from deconsolidation of VIEs of RMB13.5 million, a decrease in unrealized foreign currency exchange loss/(gain), net of RMB0.7 million, and a decrease in deferred tax benefit of RMB0.6 million.

Net cash used in operating activities was RMB89.4 million (US$12.6 million) for the year ended December 31, 2023. The difference between the net cash used in operating activities and net loss of RMB155.4 million (US$21.9 million) was primarily attributable to non-cash adjustment related to depreciation and amortization of RMB6.1 million (US$0.9 million), decrease in fair value of financial liabilities of RMB17.1 million (US$2.4 million), share-based compensation of RMB83.9 million (US$11.8 million), extinguishment loss of RMB10.4 million (US$1.5 million), termination of franchise agreement of RMB11.0 million (US$1.6 million), impairment loss for equity investments accounted for using Measurement Alternative of RMB8.3 million (US$1.2 million), a decrease in deferred tax benefit of RMB1.3 million (US$0.2 million), an increase in accounts receivable of RMB3.0 million (US$0.4 million), an increase in prepayments and other current assets of RMB53.9 million (US$7.6 million), an increase in other non-current assets of RMB5.5 million (US$0.8 million), an increase in contract liabilities of RMB4.8 million (US$0.7 million) and an increase in accrued expenses and other current liabilities of RMB22.4 million (US$3.2 million).

Investing Activities

Net cash used in investing activities was primarily due to (a) purchases of property and equipment such as electronic equipment; (b) long-term investment, and (c) loan to a supplier.

Net cash used in investing activities was RMB0.4 million for the year ended December 31, 2022, primarily due to a RMB2.0 million payment for acquisition considerations, RMB0.3 million cash paid for acquiring a long-term investment, and RMB2.2 million of cash acquired from business combinations.

Net cash used in investing activities was RMB135.2 million (US$19.0 million) for the year ended December 31, 2023, primarily due to acquisition of short-term investments and deposit for investment of RMB121.8 million (US$17.2 million), prepayment of deposit for a potential acquisition of RMB4.0 million (US$0.6 million), payment of consideration payable resulted from acquisition of Cook San Francisco, LLC. of RMB13.9 million (US$2.0 million), payment of consideration payable resulted from acquisition of Lishang of RMB2.4 million (US$0.3 million), and RMB7.9 million (US$1.1 million) of cash acquired from business combinations.

Financing Activities

Net cash provided in financing activities was RMB51.4 million for the year ended December 31, 2022, primarily due to the proceeds from issuance of convertible loans of RMB17.4 million, net proceeds of shareholders’ loans of RMB13.9 million, net proceeds of related parties’ loans of RMB10.9 million, net proceeds of loans from employees and individuals of RMB7.7 million and net proceeds of bank borrowings RMB2.0 million.

Net cash provided in financing activities was RMB216.0 million (US$30.4 million) for the year ended December 31, 2023, primarily due to proceeds from IPO of RMB213.2 million (US$30.0), the net repayment of short-term bank borrowings of RMB39.7 million (US$5.6 million), net proceeds from long-term bank borrowings of RMB3.3 million (US$0.5 million), net repayment of related parties’ loans of RMB2.7 million (US$0.4 million), repayment of shareholders’ loan of RMB13.9 million (US$2.0 million), issuance of convertible loans (net of repayment) of RMB26.2 million (US$3.7 million), net proceeds from loans from employees and individuals of RMB29.7 million (US$4.2 million).

Capital Expenditures

For the years ended December 31, 2022 and 2023, cash used in the purchase of property and equipment amounted to RMB0.2 million and RMB0.2 million (US$0.03 million), respectively.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due by Periods
Contractual Obligations	Total	Within 1 year	After 1 year but within 3 years	After 3 years but within 5 years	Over 5 years
	(in RMB)
Operating lease payments	7,428,692	2,836,406	2,198,625	1,078,907	1,314,754
Long-term bank borrowings	7,512,629	1,993,168	1,979,086	1,406,998	2,133,377
Total	14,941,321	4,829,574	4,097,169	2,405,362	3,609,216

The amount represents contractual lease obligations entered into by the Group which will be due within the next 5 years and long-term bank borrowings entered by the group due within the next 5 years.

New Acquisitions

M&A is part of the company’s growth strategy. In 2022 and 2023, the company completed several acquisitions which marked the beginning of its multi-brand strategy. A multi-brand strategy puts the company is a good position to serve a wider spectrum of consumers across different pricing segmentations. It also allows the company to provide a wider and more representative range of Asian Food products to global customers. The company’s M&A strategy focuses on acquisition complimentary brands in the Asian Food category and also targets that can expand and strengthen the company’s sales network globally. M&A is an important part of our strategy to establish our footprint and sales channel internationally. We are actively looking at potential targets in the US, Europe, Australia, SE Asia, and Middle East. Historically, virtually all of our sales on been in China. For example, our international sales were zero in 2022 and 17% of our total revenue for the year ended December 31, 2023. As a group, we are targeting to have international sales to account for 20 – 30% of total revenue in 2024 and around 50% in 2025. There can be no assurances that we will be successful in generating revenues internationally. For example, our M&A strategy may not identify M&A candidates and acquisitions that are completed may not be successfully integrated into our operations and may not produce significant international revenues.

On February 1, 2022, the Company, through its wholly owned subsidiary, entered into a purchase agreement with Mr. LIN Kai Hang, Mr. SIO Leng Kit and Mr. Tang Wai Cheung, to acquire 51% shares of Lin’s Group Limited (“Lin’s Group”). Lin’s Group have its own brand “Deliverz” and principally engaged in manufacturing and distribution of RTC products with its major online sales channel. This was an upstream integration where Lin’s Group is the major supplier of RTC meal kits for the company’s Hong Kong operations. This acquisition allows the company to optimize cost structure for the RTC meal kits in the Hong Kong market. It also enables the company to expand its product offerings with its own production facility.

On May 1, 2022, the Company, through its wholly owned subsidiary, entered into a purchase agreement with Mr. Gao Xiaomin, Mr. Zhang Yi and Ms Chen Di, to acquire 51% shares of Shanghai Lishang Trading Ltd, (“Lishang”). Lishang is principally engaged in distribution of private label products. This acquisition was completed during the nation-wide lock down when the company expedited its strategy to diversify revenue streams and improve overall margin structure. Lishang has strong sales channel access into the corporate gifting channel which carries higher margin compared to the company’s existing e-commerce and offline distribution channels. By acquiring Lishang, the company now has healthier gross margins as well as access to sales and distribution partnerships with global FMCG brands such as Pepsi Co (Lays brand.) These partnerships in turn can help the company secure better traffic and overall sales conversion on social commerce platforms to drive higher sales for its own branded product business.

On June 17, 2022, SH DDC and Mr. Zheng Dongfang set up QZ DDC to transfer the YJW Target Assets and Keke Target Assets. On the same day, SH DDC has obtained control over the Target Assets, and the results were consolidated into the Group. Whereas before the completion of the transferring of the target assets, SH DDC would have the right to receive 60% of the net profits generated by the target business and participate in the management.

On April 1, 2023, SH DDC and the Company entered into a purchase agreement with Mr. Zhang Yi, Ms. Shen Zhouzhou and Ms. Chen Di, to acquire 51% equity interest of Shanghai Yuli Development Limited (“Yuli”) for cash of RMB4.1 million. In addition, the Company will issue share options of DDC equivalent to a value of approximately RMB24.5 million. The number of share options is subject to adjustments, based on certain performance targets to be achieved during the performance period. Yuli is principally engaged in sales of RTC and RTE product giftboxes. The acquisition of Yuli is expected to give the Company access to a wide range of new offline enterprise customers. The acquisition of 51% equity interest of Yuli was completed in the third quarter of 2023.

On April 30, 2023, SH DDC entered into a purchase agreement with four entities controlled by Mr. Liao Xuefeng, (together as “the Sellers”) to acquire 100% interest in four online stores on Pinduoduo platform (“collectively referred to as PDD Stores”), for cash of approximately RMB402,755, subject to adjustments during the subsequent performance periods. PDD Stores are principally engaged in online sales of self-heated hotpots. This acquisition enables the Company to expand its custom traffic through a wide range of online channels and broadens the source of income of the Company. As of 30 June 2023, the Company has completed the transaction. As of August 19, 2023, the Company terminated the purchase agreement signed on April 30, 2023, to acquire 100% interest in PDD Stores. As a result of the termination of purchase agreement with the PDD Stores, we expect to be able to focus our capital and efforts on selling our products through online e-commerce platforms and offline distributors and retailers to overseas markets. We intend for the termination of business streams to reduce the company’s overall net losses, and free up capital to be allocated into our other fast growing RTC, RTE and plant based product businesses.

On May 26, 2023, the Company entered into a purchase agreement with Ms. Nona Lim and other selling shareholders to acquire 100% interest in Cook San Francisco, LLC., for cash of US$1,977,516, and shares of DDC equivalent to a value of approximately US$1,318,374. Cook San Francisco, LLC. operates the brand “Nona Lim”, an Asian food brand sells RTC product based in USA. This acquisition enables the Company to expand its customer base into the US market.

On April 1, 2023, DDC Shanghai entered into a purchase agreement with Ms. Chen Di and two other shareholders (“the Yuli Seller”) to acquire 51% equity interest of Shanghai Yuli Development Limited (“Yuli”). Yuli is principally engaged in sales of RTC and RTE gift product vouchers. Acquisition of Yuli shall diversify the Company’s existing business portfolio and broaden the source of income of the Company. The total consideration payable by the Company is a fixed cash consideration of RMB2.15 million. In addition, the Company may be required to grant share options to the Yuli Seller at the end of each performance period, adjusted based on the achievement of Yuli’s revenue, gross profit and net profit for each of the two performance periods during July 1, 2023 to December 31, 2024, over the target performance.

Recent Events

On December 26, 2023, we entered into an agreement to purchase Yai’s Thai, Inc., a leading Thai American food brand and the acquisition was completed in January 2024. The total consideration was composed of: (i) Closing Cash Consideration, i.e. approximately US$1.7 million minus the Preferred Stock Cash Amount for each series of Preferred Stock; (ii) Closing Shares, i.e. the number of Ordinary Shares having a Closing Value of approximately US$6.7 million minus the number of Ordinary Shares comprising the Preferred Stock Share Amount; (iii) Additional Consideration, i.e. cash and Ordinary Shares to be released from the Indemnity Holdback and the Financial Performance Holdback and cash to be paid in respect of the Earnout.

On June 12, 2024, we acquired Omsom, Inc, a proud and loud Asian food brand that has quickly garnered a devoted following for its Cooking Sauces, Saucy Noodles, and bold cultural commentary. The Agreement provided that: (i) DDC Omsom acquired substantially all the assets of Omsom, Inc., including cash, receivables and inventory, and assumed certain obligations including bank debt of approximately US$0.8 million; (ii) the Company provide working capital of up to US$3.0 million over the three-year period immediately following the closing of the Acquisition; (iii) key employees of Omsom, Inc. become employees of DDC Omsom; and (iv) subject to achievement of net revenue and net profit goals, the Company will pay additional purchase price consideration to Omsom, Inc. (consisting of 50% shares of Company stock and 50% cash), currently estimated, based on current projections for DDC Omsom, to have an aggregate value of US$11.7 million.

In August 2024, we announced completion of a transaction with ten creditors to retire US$4.8 million of outstanding principal and interest which was converted into Class A Ordinary shares. Additionally, four investors participated in a private placement to purchase approximately US$1.7 million of Class A Ordinary shares. The transactions resulted in the issuance of approximately 9,500,000 Class A Ordinary shares.

On January 9, 2024, we entered into a share purchase agreement (the “SPA”) to acquire 51% of the outstanding shares of GLI Industry S.p.A (“GLI”), an Italian producer of specialized Asian ready-meals, for approximately US$9.3 million cash to be paid out over three years plus additional potential consideration of cash and stock depending on the performance of GLI. The transaction did not close and in September 2024 we received notice that the shareholders of GLI filed for an arbitration alleging that we failed to fulfill its obligations under the SPA by not satisfying the closing conditions and claiming damages of EU$4.7 million. we responded by denying any breach of the SPA and by asserting that GLI breached the SPA by failing to provide documents and failing to satisfy the closing conditions. We believe that the GLI shareholders’ claims are without merit and plans to vigorously defend itself and assert counterclaims; however, failure to obtain a favorable resolution could have a material adverse effect on our business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims as of December 31, 2023.

A former service provider has made allegations against the Company regarding alleged undisclosed related party transactions, improper value-added-tax transactions, inaccurate SEC filings and other matters. The Company and a third-party expert conducted comprehensive investigations of these allegations, which included, for example, obtaining advice of legal counsel, review of relevant laws and rules, inquiries of personnel, review of documents and discovery of relevant facts. The Company and the third-party expert concluded that there are no facts or evidence to support the allegations.

On May 16, 2024, the Company received a written notice from NYSE Regulation (the “NYSE Notice”) stating that the Company is not in compliance with the continued listing standards of the NYSE American LLC (the “Exchange”) under the timely filing criteria included in Section 1007 of the NYSE American Company Guide (the “Company Guide”) because the Company failed to timely file with the SEC its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”), which was due on May 15, 2024 (the “Filing Delinquency”). In accordance with Section 1007 of the Company Guide, we had six months from the date of the Filing Delinquency (the “Initial Cure Period”), to file the 2023 Form 20-F with the SEC. We did not file the 2023 Form 20-F within the Initial Cure Period; however, on November 15, 2024, the Exchange approved our application to extend the date by which we must cure the Filing Delinquency to February 4, 2025.

On November 19, 2024, Tony Tao resigned as Co-Chief Financial Officer and principal accounting and financial officer. His resignation is expected to be effective on November 30, 2024. Mr. Tao will continue to provide financial and accounting services to the Company in a consulting capacity.

Risk Factors

Risks Related to Our Business and Industry

Our business and future growth prospects rely on consumer demand for our products. Any shift in consumer demand, or any unexpected situation with a negative impact on consumer demand may materially and adversely affect our business and results of operations.

Our business relies on consumer demand for our products, which depends substantially on factors such as (i) economic growth and increasing disposable income; (ii) diversified consumption scenarios and increasing consumption frequency; (iii) continuous product innovation and upgrade; and (iv) increasing development and improvement of sales channels. Changes in any of the above at any time could result in decline in consumer demand for our products. Our business development will depend partially on our ability to (i) anticipate, identify or adapt to such changes, (ii) introduce new attractive products and marketing strategies in a timely manner, and (iii) develop an effective sales network accordingly.

Although we dedicate resources to consumer-centric market research and data analysis to upgrade our existing products and to develop, design and launch new products, in order to cater to consumer preferences, we cannot assure you that our product portfolio will continuously lead or capture the market trends. Any changes in consumer preferences and tastes, or any of our failure to anticipate, identify or adapt to market trends, may impose downward pressure on sales and pricing of our products or lead to increases in selling and distribution expenses, and therefore materially and adversely affect our business and results of operations.

In order to promptly respond to rapidly developing market trends and changing tastes, preferences and lifestyle of consumers, our sales and development teams regularly observe the changing trends in our target markets and launch new products or different serving sizes and flavors from time to time. While we have in the past successfully developed, promoted and achieved market acceptance of our products, we cannot assure you that we will be able to continuously develop new products or our existing or new products in the future will continue to generate sufficient consumer demand to be profitable.

If we fail to retain existing customers, derive revenue from existing customers consistent with historical performance or acquire new customers cost-effectively, our business could be adversely affected.

Our ability to increase revenues depends in part on our ability to retain and keep existing customers engaged so that they continue to purchase products from us, and to acquire new customers cost-effectively. We intend to continue to expand our number of customers as part of our growth strategy. If we fail to retain existing customers and to attract and retain new customers, our business, financial condition and results of our operations could be adversely affected.

Further, if customers do not perceive our product offerings to be of sufficient value, quality, or innovation, or if we fail to offer innovative and relevant product offerings, we may not be able to attract or retain customers or engage existing customers so that they continue to purchase products or increase the amount of products purchased from us. We may lose current customers to competitors if the competitors offer superior products or if we are unable to satisfy its customers’ orders in a timely manner.

The market for ready-to-heat (“RTH”), ready-to-cook (“RTC”), ready-to-eat (“RTE”) and plant-based meal products in China and the United States is continuously evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects.

Our business and prospects depend on the continuous development and growth of the markets for RTC, RTH, RTE and plant-based meal products in China and the United States. The growth and development of these markets are impacted by numerous factors and subject to uncertainties that are beyond our control, such as the macroeconomic environment, per capita spending, consumers’ interest, consumers’ purchasing frequency, demand for RTH, RTC, RTE and plant-based meal products from consumers in lower tier cities, regulatory changes, technological innovations, cultural influences and changes in tastes and preferences. We cannot assure you that the market will continue to grow as rapidly as it has in the past, in ways that are consistent with other markets, or at all. If the markets for RTH, RTC, RTE and plant-based meal products in China and the United States do not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be negatively affected.

We are actively expanding our business outside the PRC, where we may be subject to increased business, regulatory, and economic risks that could materially adversely affect our business, financial condition, results of operations, and prospects. A severe or prolonged downturn in the PRC or global economy could also materially and adversely affect our business, results of operations and financial condition.

Through 2023, we conducted our operations primarily in China, but we expect to continue to expand our business in the United States and Southeast Asia in hopes of widening our customer base. Any new markets or countries into which we attempt to expand into and sell our products may not be receptive. For example, we may not be able to expand further in some overseas markets if we are not able to adapt our products to fit the needs of prospective customers in those markets or if we are unable to satisfy certain country- and industry-specific laws or regulations. In addition, future international expansion will also require considerable management attention and the investment of significant resources while subjecting us to new risks and increasing certain risks that we already face, including risks associated with:

●	recruiting and retaining talented and capable employees outside the PRC, including employees who speak multiple languages and come from a wide variety of different cultural backgrounds and customs;

●	maintaining our culture across all of our global teams;

●	providing our products and solutions in different languages;

●	compliance with applicable international laws and regulations, including laws and regulations with respect to employment, construction, privacy, data protection, consumer protection, foreign investment and unsolicited email, and the risk of penalties and fines against us and individual members of management or employees if our practices are deemed to be out of compliance;

●	managing an employee base in jurisdictions with differing employment regulations;

●	operating in jurisdictions that do not protect intellectual property rights to the same extent as the PRC and navigating the practical enforcement of such intellectual property rights outside of the PRC;

●	changes in foreign laws that could restrict our ability to use our intellectual property outside of the foreign jurisdiction in which we developed it;

●	compliance by us and our partners with anti-corruption laws, competition laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our products or platform in certain international markets;

●	foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the PRC;

●	political and economic instability;

●	changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes, and other trade barriers;

●	generally longer payment cycles and greater difficulty in collecting accounts receivable;

●	potentially adverse tax consequences in the United States or the international jurisdictions in which we operate; and

●	higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business. We may be unable to keep current with changes in laws and regulations as they occur. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we or our employees, partners, and agents will always maintain compliance. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions, which could materially adversely impact our business, financial condition, results of operations, and prospects.

Additionally, the global macroeconomic environment is facing challenges. The outbreak of the COVID-19 pandemic in 2020 has brought about an adverse impact on global economies and financial markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Our international market expansion strategy may be hindered if these challenges and uncertainties persist.

If we are unable to expand our business to international markets successfully, our business and results of operations would be adversely affected.

To the extent permitted due to our recurring losses from operations and an accumulated deficit, we have begun to expand our business internationally in the United States. and Southeast Asia through online and offline sales channels, including accessing overseas markets through third-party e-commerce platforms and local distributors. However, we may not be able to expand our business as we planned. For example, we may not be able to identify e-commerce platforms or local distributors with sufficient resources and strong local ties to collaborate with us, which would negatively affect our strategy to expand our business to international markets.

Expanding our business outside the PRC also involves certain risks and uncertainties, such as our ability to obtain adequate funding for development and expansion costs, identify strategic markets globally, identify locations with large consumer base and commercial potential, obtain the required licenses, permits and approvals, and recruit and retain talents with sufficient experience. Any risks and uncertainties listed above, either individually or in aggregate, might delay or fail our plan to expand our business overseas at manageable cost levels.

In addition to the above factors, our overseas expansions face additional difficulties and challenges. We have limited experience operating in overseas markets and may face competition from major, established competitors in these markets. These competitors usually have more experience and resources for their business operations in those markets. In addition, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements in these markets differ significantly from those in China. Moreover, a number of factors could have an adverse impact on our operating results if our efforts to expand internationally are not successful. These factors include changes in market needs and product trends, economic fluctuations, political and social turbulence, relevant countries or regions’ relationships with China, changes in legal regulations or other conditions and difficulties in employing and training appropriate local management and employees. There is no assurance that our international market expansion strategy will succeed in the future.

Changes to the pricing of our products could adversely affect our results of operations.

We aim to bring to consumers affordable, healthy, and convenient food products. The pricing of our products is based on multiple factors, including, without limitation, the pricing of the components, ingredients and raw materials, costs of product development, anticipated sales volume, manufacturing costs and logistics service expenditures. Benefiting from our deep engagement with our customers, we are in a good position to analyze consumers’ preferences and demands, evaluate the market acceptance and potential sales volume of our new products to be launched, which enables us to price our products at a competitive rate. Nevertheless, we cannot ascertain that we will adopt a competitive pricing strategy for our products at all times. If we price our products too low, our profit margin will suffer. If we price our products higher than consumers’ expected price, we may not achieve the sales volume we expect, in which case revenues from the corresponding products may be negatively affected.

Even if we properly price our products at their launch time, we may need to offer substantial discounts, especially during the major shopping festivals such as “618,” “Singles’ Day” and “Double Twelve,” to promote our brand awareness and to drive sales volume, or cut down the price as our products advance in their life cycles to maintain such products’ attractiveness to consumers. We may also need to reduce the prices to sell excess inventory in the event that we fail to accurately forecast demands. Any such price cuts may not lead to the sales volume we expect and may negatively impact the demand for our other newly launched or higher-end products, in which case our revenues could be negatively impacted. Furthermore, some customers may purchase our products in bulk when we offer substantially discounted or promotional prices and then re-sell them through their proprietary or third-party channels. The market and pricing for our products may be interrupted by the secondary sale pricing strategies adopted by such resellers and the possible negative shopping experience they provide to consumers, which may negatively impact our brand image and our business.

Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, brand ambassadors, key opinion leaders (“KOLs”), or other business partners.

We believe that maintaining and enhancing the reputation of our brands is of significant importance to the success of our business and that our financial success is directly dependent on consumer perception of our brands. Well-recognized brands are important to enhancing our attractiveness to consumers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. As a young company, our brand awareness among consumers may not be as strong as the more established food brands, and maintaining and enhancing the recognition and reputation of our brand is critical to our business and future growth.

Our ability to maintain our reputation and brands is affected by many factors, some of which are beyond our control. These factors include our ability to provide a satisfactory consumer experience, which in turn depends on our ability to bring products to the market at competitive prices that respond to consumer demands and preferences, our ability and that of our manufacturing and service partners to comply with ethical and social standards and various and evolving rules and standards related to product quality and safety, labor and environmental protection, our ability to produce safe and healthy products, our ability to provide satisfactory order fulfilment services, and our ability to provide responsive and superior customer services. Failure to succeed in any of these areas could damage our customer experience, our reputation and brand image and our ability to retain and attract customers. The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.” We cannot assure you, however, that these activities are and will be successful or that we can achieve the brand promotion effect we expect. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

In addition, any failure by our third-party manufacturers or raw material suppliers to comply with food safety, ethical, social, product, labor and environmental laws, regulations or standards could negatively impact our reputations and lead to various adverse consequences, including decreased sales and consumer boycotts. Also, we may face customer complaints or negative publicity about us, our products, our management, our business partners or the KOLs we collaborate with from time to time, which may adversely affect our brand, reputation and business and diminish the appeal of our brand to consumers. Certain of such negative publicity may come from malicious harassment or unfair acts by third parties or our competitors, which are beyond our control.

Damage to our reputation or the reputations of our business partners or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our brand and reputation.

Our products are subject to food safety standards and the failure to satisfy such mandated food safety standards would have a material and adverse effect on our business, results of operations and prospects.

Our products are subject to food safety standards in China, the United States and Canada. To comply with the applicable food safety laws and regulations, new food product shall be submitted to the applicable regulatory authorities for food safety inspections and sale of product is prohibited if relevant product is uninspected or fails to pass the inspection. Failure to satisfy such mandated food safety standards would delay the launch of our new products and may cost us additional resources in time, capital and human power to modify the product to comply with the food safety standards, which may have a material and adverse effect on our business, results of operations and prospects.

After we launch the products, our products are still subject to those mandated food safety standards. We have adopted internal procedures to run tests on our launched products from time to time to make sure they comply with the mandated food safety standards. However, there can be no assurance that we could satisfy such standards at all times. In the event that our products fail to continue to satisfy the mandated food safety standards, we are required to stop selling such products and may need to initiate callbacks for those products. In addition, we may be subject to negative publicity for such failure. Moreover, as the food safety is crucial to our business, the customers’ confidence in our brand may be impaired. As a result, our reputation, brand image, business, results of operations may be materially and adversely affected.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if people are harmed by the products sold by us.

The PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection in recent years. The products sold by us or may be defectively designed, manufactured or of quality issue, or cause harm and adverse effect to the health of our customers. The offerings of such products by us may expose us to liabilities associated with consumer protection laws. Pursuant to the Law of PRC on the Protection of Rights and Interests of Consumers (the “Consumer Protection Law”), business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity, etc. of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators to criminal penalties when personal damages are involved or if the circumstances are severe. Although we would have legal recourse against the manufacturer of such products under PRC law if the liabilities are attributable to the manufacturer, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile.

We do not maintain product liability insurance for products we sold. Even unsuccessful claims could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business, financial condition and prospects.

We face risks related to instances of food-borne illnesses, health epidemics, natural disasters and other catastrophic events. The outbreak of any severe contagious diseases, if uncontrolled, could adversely affect our business and results of operation.

Our business is susceptible to food-borne illnesses, health epidemics and other outbreaks. We cannot guarantee that our internal controls and trainings will be fully effective in preventing all food-borne illnesses. Furthermore, we rely on third-party suppliers in our operations, which may increase such risk. New illnesses resistant to any precautions or diseases with long incubation periods could arise on a retroactive basis. Reports in the media of instances of food-borne illnesses could, if highly publicized, negatively affect our industry and us. This risk exists even if it were later determined that the illness in fact were not spread by our products. We also face risks related to health epidemics. Past occurrences of epidemics or pandemics, depending on their scale of occurrence, have caused different degrees of damage to the national and local economies in China. An outbreak of any epidemics or pandemics in China may adversely affect the local economy and willingness to spend in local areas and result in a decrease in the number of our customers in such areas. Any of the above may cause material disruptions to our operations, which in turn may materially and adversely affect our financial condition and results of operations, and may continue to affect the demand for our products, our business operations and financial conditions. Our operations are also vulnerable to natural disasters and other catastrophic events, including wars, terrorist attacks, earthquakes, typhoons, fires, floods, extreme high temperature events, power failures and shortages, water shortages, information system failures, and similar events that may or may not be foreseeable.

Our business could be materially and adversely affected by the outbreaks of contagious diseases such as Severe Acute Respiratory Syndrome, or SARS, influenza A (including H1N1, H7N9 and H10N8), Ebola and COVID-19 that spread across China and the world in recent years. In the future, if a contagious disaster occurs in the regions where we operate, our operations may be materially and adversely affected as a result of loss of personnel, damages to property or decreased demand for our products.

In addition, if any of our employees is infected or affected by any severe infectious diseases, it could adversely affect or disrupt our business operations as we may be required to close our production facilities to prevent the spread of the disease. If any of such diseases occur, our ability to operate our facilities may be restricted and we may have to incur substantial additional expenses for the well-being of our employees. The spread of any severe infections disease in China or the United States may also affect the operations of our suppliers, distributors and customers, causing delivery disruptions, which could in turn adversely affect our operating results.

We may be liable for improper collection, use or appropriation of personal information provided by our customers.

Our business involves collecting and retaining large volumes of customer data, including personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations. The integrity and protection of our customer and company data is critical to our business. Our customers expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits any person from selling or providing a citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focusing on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and State Administration for Market Regulation, or the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Draft Cyber Data Security Regulations for public comments, pursuant to which, data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affects or may affect national security; (ii) listing in a foreign country of data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affect or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. On December 28, 2021, the CAC, and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services or data processing activities of such company affect or may affect national security. Through the contractual arrangements with Shanghai Weishi Information Technology Co., Ltd. (“Weishi”), Shanghai DayDayCook Information Technology Co., Ltd. (“DDC Shanghai”) had collected and possessed personal information of more than one million users. After the contractual arrangements with Weishi were terminated in April 2022, DDC Shanghai still have been possessing this amount of personal information which are stored in mainland China. For purposes of the Cybersecurity Review Measures, we have applied for and completed the cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that we would not become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in rectification, fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which took effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests apart from the matters of, including without limitation, name and contact number of the processor, processing purpose and method, type to be processed, preservation period of the information, means and procedures by which individuals exercise the rights provided by the PIPL. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects and regulatory authorities may order us to rectify or terminate our current practice of collecting and processing sensitive personal information.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer or company data. Any failure, or perceived failure to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims, all of which may have material adverse effect on our business, operations and financial condition. In addition, compliance with applicable laws on data privacy requires substantial expenditure and resources, including to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us on a jurisdiction-by-jurisdiction basis, which would impose significant burdens and costs on our operations or may require us to alter our business practices.

In addition, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. We may incur significant costs in protecting against cyberattacks, and if an actual or perceived breach of security occurs to our systems or a third party’s systems, we could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators. Any of such incidents may also harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation.

As of the date of this annual report, on the basis that there exists no outstanding inquiry, notice, warning, or sanctions in relation to our data security and data protection, we believe we are in compliance of PRC laws and regulations in material aspects in relation to data security and data protection.

However, in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks of being required to comply with higher cybersecurity standards. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, rectification, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate laws or regulations, our business and results of operations may be materially and adversely affected.

We produce and distribute professionally generated food and cooking related content on third party online social and content platforms such as Weixin, Kuaishou, Bilibili, and RED to promote healthy lifestyle, to improve our brand awareness and to generate consumers interest in our products. Under PRC laws, we are required to monitor content we produce and distribute for items that are factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content items. Sometimes, it is arguable as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the relevant laws and regulations before any of them is published. However, such procedures may not prevent all illegal or impropriate contents from being distributed, especially content created during living streaming by KOLs we collaborate with.

We currently utilize third-party suppliers for our products. Loss of these suppliers could harm our business and impede growth.

The termination of a supplier relationship may leave us with periods during which it has limited or no ability to manufacture certain products. An interruption in, or the loss of operations at, any of these manufacturing facilities, which may be caused by work stoppages, production disruptions, product quality issues, disease outbreaks or pandemics (such as the recent coronavirus (COVID-19) pandemic), acts of war, terrorism, fire, earthquakes, weather, flooding or other natural disasters, could delay, postpone or reduce production of our products, which could adversely affect our business, results of operations and financial condition until the interruption is resolved or an alternate source of production is secured. Moreover, we are exposed to concentration risks of heavy reliance on our major suppliers, and for some of our brands sole suppliers. There is no assurance that our suppliers will continue to supply their products in the quantities and within the timeframes required by us to meet the needs of our customers. If our major or sole suppliers terminate their agreement with us, or do not supply products to us in a timely manner or in sufficient quantities, our business and results of operations will be adversely affected.

We believe that there are a limited number of competent, high-quality suppliers in the industry that meet our quality and control standards, and as we seek to obtain additional or alternative supply arrangements in the future, or alternatives to bring this manufacturing capability in-house, there can be no assurance that we would be able to do so on satisfactory terms, in a timely manner, or at all. Therefore, the loss of one or more suppliers, any disruption or delay at a supplier or any failure to identify and engage a supplier for products could delay, postpone or reduce production of products, which could adversely affect our business, results of operations and financial condition.

Our growth may be limited if we are unable to expand our distribution channels and secure additional retail space for our products.

Our results will depend on its ability to drive revenue growth, in part, by expanding the distribution channels for our products and the number of products carried by each retailer. Our ability to do so, however, may be limited by an inability to secure additional retail space for our products. Retail space for RTH, RTC, RTE and plant-based meal products is limited and is subject to competitive and other pressures, and there can be no assurance that retail stores will provide sufficient space to enable us to meet our growth objectives.

We rely in part on third-party distributors to place our products into the market and we may not be able to control our distributors.

We rely in part on third-party distributors to sell our products. Similarly, our recent U.S. acquisitions rely almost entirely on offline distributors. Purchases by distributors account for the substantial majority of our sales. For the years ended December 31, 2023 and 2022, our offline consumer product sales accounted for 84.6% and 60.9% of our revenue respectively. As we sell and distribute our products through distributors, any one of the following events could cause fluctuations or declines in our revenue and could have an adverse effect on our financial condition and results of operations:

●	reduction, delay or cancelation of orders from one or more of our distributors;

●	selection or increased sales by our distributors of our competitors’ products;

●	failure to renew distribution agreements and maintain relationships with our existing distributors;

●	failure to establish relationships with new distributors on favorable terms; and

We may not be able to compete successfully against larger and better-funded sales and marketing campaigns of some of our current or future competitors, especially if these competitors provide their distributors with more favorable arrangements. We cannot assure you that we will not lose any of our distributors to our competitors, which could cause us to lose some or all of our favorable arrangements with such distributors and may result in the termination of our relationships with other distributors. In addition, we may not be able to successfully manage our distributors and the cost of any consolidation or further expansion of our distribution and sales network may exceed the revenue generated from these efforts. There can be no assurance that we will be successful in detecting any non-compliance by our distributors with the provisions of their distribution agreements. Non-compliance by our distributors could, among other things, negatively affect our brand, demand for our products and our relationships with other distributors. Furthermore, if the sales volumes of our products to consumers are not maintained at a satisfactory level or if distributor orders fail to track consumers demand, our distributors may not place orders for new products from us, or decrease the quantity of their usual orders. The occurrence of any of these factors could result in a significant decrease in the sales volume of our products and therefore adversely affect our financial condition and results of operations.

Adverse publicity involving us, our products, our raw materials, our directors, our management team, our competitors or our industry could materially and adversely impact our business and results of operations.

The food industry in China and the United States is particularly sensitive to concerns over food safety and quality related issues and can be materially and adversely affected by negative publicity or news reports, whether accurate or not, regarding food safety and quality and public health concerns. Any such negative publicity on our industry, whether targeting us in particular or not, could materially harm our brand, business and results of operations. Complaints or claims against us, if any, even if without any sufficient evidence, could force us to divert our resources, which may adversely affect our business, operations and financial performance.

We operate in a highly competitive industry. Failure to compete effectively could adversely affect our market share, growth and profitability.

We operate in the food industry in China and the United States, in particular the RTC and RTE food industry, which is highly competitive, and the competition may further intensify. Some of our competitors, may have been in their respective businesses longer than we have and may have substantially greater financial, research and development and other resources than us. We also cannot assure you that our current or potential competitors will not market products comparable or superior to those we provide or adapt more quickly to evolving industry trends or changing market demand. Our competitors in certain regional markets may also benefit from raw material sources or production facilities that are closer to these markets. It is also possible that there will be a consolidation trend in the RTC, RTE and plant-based food industry, integration of upstream and downstream businesses or alliances among competitors; and as a result, our competitors may rapidly acquire significant market share. Any of these events may cause our market share, business and results of operations to be adversely affected.

Furthermore, competition may cause our competitors to substantially increase their advertising and promotional activities or to engage in irrational or predatory pricing behavior. We cannot guarantee that our marketing efforts will be sufficient to compete with our competitors. An increase in competition could require us to continue to increase our promotion and advertising expenses, which might place pressure on our margins and affect our profitability. Additionally, competition may result in price reductions, reduced margins and loss of market shares for us, any of which could have an adverse impact on our results of operations. We also cannot assure you that our competitors will not actively engage in activities, whether legal or illegal, designed to undermine our brands and product quality or to influence consumer confidence in our products.

The RTH, RTC and RTE industry is intensely competitive with respect to, among other things, brand recognition, flavor, product quality and consistency, services, prices, availability, selection and accessibility. Furthermore, new competitors may emerge from time to time, which may further intensify the competition. In particular, competitors may start to offer products that are similar to our products. There are also many well-established competitors with substantially greater financial, marketing, personnel and other resources than ours.

Our ability to effectively compete will depend on various factors, including the successful implementation of our sales network expansion strategy, and our ability to improve existing products, to develop and launch new products, and to enhance production capacity and efficiency. Failure to successfully compete may prevent us from increasing or sustaining our revenue and profitability and potentially lead to a loss of market share, which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

●	Successfully identify, complete and integrate acquisitions;

●	further penetrate our targeted markets by attracting new consumers and retaining and further engaging our existing customers;

●	capture the industry trends and develop and launch new products and expand into relevant adjacencies in answer to such trends;

●	integrate offline and online experience to provide a seamless omni-channel environment for our customers;

●	effectively manage the quality and efficiency of our ODM/OEM and packaging supply partners and logistics and other third-party service providers’ performance;

●	continue to broaden and diversify our online and offline distribution channels;

●	pursue strategic investments and collaborations to complement our existing capabilities and expand our product portfolio and geographic reach; and

●	leverage our high-performance team culture to drive margins.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current net sales and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our growth effectively or efficiently.

Growing our business rapidly, particularly though acquisitions, will place a strain on our management team, financial and information systems, supply chain and distribution capacity and other resources. To manage growth effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management and inventory control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations. Growing our business rapidly may make it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our results of operations would suffer.

We have incurred net loss in the past, and we may not be able to achieve or maintain profitability in the future.

We incurred net loss of RMB122.2 million and RMB155.4 million (US$21.9 million) in 2022 and 2023. We also had negative cash flows from operating activities of RMB37.1 million and RMB89.4 million (US$12.6 million) in the fiscal years ended December 31, 2022 and 2023 respectively.

We use adjusted EBITDA, non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA represents net loss excluding changes in income tax expense, interest expenses, interest income, foreign currency exchange loss/(gain), impairment loss for long-term assets, depreciation and amortization, losses arising from modification of financial instruments, share-based compensation and other one-off expenses related to mergers and acquisitions.

We believe that the adjusted EBITDA helps to identify underly trends in our business that could otherwise be distorted by the effect of certain expenses that we are included in net loss. We believe that adjusted EBITDA provides useful information about our operating results, enhance the overall understanding of our past performance and future prospect and allow for greater visibility with respect to key metrics used by our management uses in its financial and operational decision making.

Reconciliation from net loss to adjusted EBITDA

	For the Years Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Net loss	(122,248,608)	(155,383,486)	(21,885,305)
Add:
Income tax expense	3,115,753	5,004,766	704,907
Interest expenses	30,826,950	12,185,595	1,716,305
Interest income	(465,162)	(2,559,818)	(360,543)
Termination of franchise agreement	—	11,005,303	1,550,065
Foreign currency exchange loss/(gain), net	(671,007)	57,084	8,040
Impairment loss for equity investments accounted for using measurement alternative	22,705,285	8,288,296	1,167,382
Gain from deconsolidation of VIEs	(13,543,650)	(134,665)	(18,967)
Other income	(1,599,746)	(421,449)	(59,360)
Other expenses, net	—	10,440,057	1,470,451
Changes in fair value of financial instruments	1,875,889	(17,101,260)	(2,408,662)
Depreciation and amortization	3,544,322	6,107,400	860,209
Share-based compensation and related expenses	38,993,201	83,863,299	11,811,899
Adjusted EBITDA	(37,466,773)	(38,648,878)	(5,443,579)

For the years ended December 31, 2022 and 2023, we incurred an adjusted EBITDA with loss of RMB37.5 million and RMB38.6 million (US$5.4 million) respectively.

We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to maintain or increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. We also expect to continue to make significant future expenditures related to the continuous development and expansion of our business, including:

●	acquisitions of new businesses and products and the ongoing working capital needs of those businesses and products;

●	investments in our product development team and research and development team and in the development of new products;

●	investments in sales and marketing, enlarging our customer base and promoting market awareness of our brands and products;

●	investments in expansion of our online and offline distribution channels in a measured manner;

●	investment in enhancing data and information technology and improving operating efficiency, including improving the efficiency in supply chain management, warehouse management and inventory control; and

●	incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company.

As a result of these significant expenses, we will have to generate sufficient revenue to remain profitable in future periods. We may not generate sufficient revenue for a number of reasons, including potential lack of demand for our products, increasing competition, challenging macro-economic environment, the ramifications of the COVID-19 pandemic, as well as other risks discussed elsewhere in this annual report. If we fail to sustain or increase profitability, our business and results of operations could be adversely affected.

Our historical financial conditions and results of operations are not representative of our future performance. We may be unable to effectively manage our future growth and expansion, and may not achieve growth in revenue and profit. If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.

We have experienced growth and plan to further expand in the future including through acquisitions. For the year ended December 31, 2023, we recorded RMB205.5 million (or US$28.9 million) in total revenue compared to RMB179.6 million for the year ended December 31, 2022, representing a 14.4% increase. Subsequent to December 31, 2023, we completed two acquisitions. Assuming these two acquisitions had taken place on 1 January 2023, the unaudited pro forma revenue of the Company for the year ended December 31, 2023 would be RMB222.2 million (or US$31.3 million). For the year ended December 31, 2023, our gross margin increased to 25.0% versus 24.5% for the year ended December 31, 2022.

Our ability to further increase our research and development capabilities, selling and marketing capacity is critical to supporting our stable and continuous business growth, which involves additional costs and uncertainties. In addition, to manage and support our growth, we must improve our existing operational and administrative systems as well as our financial and management controls. Our continued success also depends on our ability to recruit, train and retain qualified management personnel as well as other administrative and sales and marketing personnel, particularly when we expand into new markets. We also need to continue to manage our relationships with our suppliers and customers. All of these endeavors will require substantial management resources. As a result, our revenue and results of operations in future may fluctuate significantly and our results for a given fiscal period are not necessarily indicative of results to be expected for our operations in future. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material and adverse effect on our business and financial performance.

Furthermore, we may not be able to achieve our expansion goals or effectively ramp up the sales of our new products. If we encounter any difficulty in expanding our distributors and sales network, our growth prospects may be adversely affected, which could in turn have a material and adverse effect on our business, financial condition and results of operations.

Our future growth may result from improving our research and development capabilities, introducing new products, expanding our sales and distribution network and entering new markets or new sales channels. Our ability to achieve growth will be subject to a range of factors, including:

●	expanding our sales network;

●	enhancing our research and development capabilities;

●	hiring and training qualified personnel;

●	controlling our costs and maintaining sufficient liquidity;

●	prioritizing our financial and management controls in an efficient and effective manner;

●	exercising effective quality control;

●	managing our various suppliers and leveraging our purchasing power;

●	maintaining our high food-safety standards; and

●	strengthening our existing relationships with distributors.

We face increased risks when we enter new markets, or enter new sales channels, including social media and e-commerce channels. New markets and sales channels may have different regulatory requirements, competitive conditions, consumer preferences and different spending patterns from our existing markets and sales channels. Consumers in new markets and sales channels are likely to be unfamiliar with our brands and products and we may need to build or increase brand awareness in the relevant markets and sales channels by increasing investments in advertising and promotional activities than we originally planned. We may find it more difficult in new markets to hire, train and retain qualified employees who share our business philosophy and culture. In addition, we may have difficulty in finding reliable suppliers with adequate supplies of raw materials meeting our quality standards or distributors with efficient distribution networks. As a result, any products we introduce in new markets may be more expensive to produce and/or distribute and may take longer to reach expected sales and profit levels than in our existing markets, which could affect the viabilities of these new operations or our overall profitability.

We also sell our products to major e-commerce platforms and online distributors. Our development of the e-commerce channel depends on many factors, most of which are beyond our control, including: the trust and confidence level of China’s online consumers, as well as changes in consumer consumption patterns, tastes and preferences; the growth of internet usage in China; and the development of fulfillment, payment and other ancillary services associated with e-commerce sales. Any failure to respond to trends and consumer requirements in the e-commerce channel may adversely affect our sales and our business and growth prospects in this sales channel.

Additionally, our expansion plans and business growth could strain our managerial, operational and financial resources. Our ability to manage future growth will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our workforce. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our future growth. Failure to effectively manage our expansion may lead to increased costs and reduced profitability and may adversely affect our growth prospects. In addition, as we expand our operations, we may encounter regulatory, personnel and other difficulties that may also increase our costs of operations.

We depend on a stable and adequate supply of raw materials which are subject to price volatility and other risks. Inadequate or interrupted supply and price fluctuation for raw materials and packaging materials could adversely affect our profitability.

We source a majority of our products from suppliers located in China and the United States, and our suppliers source raw materials and packaging materials within China and the United States. Raw materials used within the production process include, for example, meat, rice, oil, soy beans, starch and sugar. To date, inflationary pressures have not materially impacted the cost of sourcing our products. However, raw materials and packaging materials are subject to price volatility caused by external factors, such as commodity price fluctuations, changes in supply and demand, logistics and processing costs, our bargaining power with suppliers, inflation, and governmental regulations and policies. Our production volume, quality of products and profit margins may be adversely affected. There is no assurance that raw material costs will not increase significantly in the future. As is customary in our industry, we typically are not able to immediately pass raw material price increases onto our customers. As a result, any significant price increase of raw materials may have an adverse effect on our profitability and results of operations. Also, if we were to increase price, we may not be able to completely pass on the increase in raw materials to consumers. Also, such an increase in price may adversely affect our demand. If all or a significant number of our suppliers are unable or unwilling to meet our requirements, we could suffer shortages or significant cost increases. Our suppliers could fail to meet our needs for various reasons, including fires, natural disasters, weather, manufacturing problems, epidemic, crop failure, strikes, transportation interruptions, or government regulation. A failure of supply could also occur due to suppliers’ financial difficulties, including insolvency. Changing suppliers may require long lead time. We may not be able to locate alternative suppliers in sufficient quantities, of suitable quality, or at an acceptable price. Continued supply disruptions could exert pressure on our costs, and we cannot assure you that all or part of any increased costs can be passed along to our customers in a timely manner or at all, which could negatively affect our business, overall profitability and financial performance.

To mitigate the potential impact of COVID-19 (and future pandemics) and other business disruptions (e.g. geopolitical or trade conflicts, natural disasters, or cybercrime etc), we have taken and will continue to take proactive steps to diversify our supply chain, moving away from single-sourcing to a network of diverse, alternative, pre-qualified suppliers of raw materials needed to produce one or more of our products. This approach allows us to secure more favorable commercial terms with our existing suppliers and also reduces the risk of business disruption at one or more stages of the E2E supply chain.

Our business segments, products, lines of service, projects, or operations have not been materially impacted by supply chain disruptions.

The development of online sales network and marketing activities may not meet expectations, or we may fail to manage the coordination of our offline and online sales channels, which may adversely affect our operation results.

As online and social media platforms continue to grow in popularity, any significant growth in our sales through online sales channels in the future may give rise to competition between offline and online sale channels. If we fail to balance the marketing efforts or optimize product mix and pricing strategies among our online and offline sales channels, or otherwise fail to effectively manage the integration of these channels, the competition among these channels may adversely affect our business, financial condition and results of operations.

We expect to further enhance our online strategies and increase sales from our online channels. However, we may not be able to maintain a high growth rate of our online sales, and if we fail to manage the continuous development of our online sales, our business, financial condition and results of operations may be adversely affected.

Our online sales depend on the proper operation of third-party online platforms and any serious interruptions of these platforms could adversely affect our operations.

The development of sales through third-party online platforms is part of our business strategy. We have launched profile pages and sales channels on our third-party online platforms. However, we do not have control over the operation of third-party online platforms and such platform may be vulnerable to damage or interruptions such as power failure, computer viruses, acts of hacking, vandalism and similar events. Any serious interruption or damage to the online platforms may have an adverse effect on our business, financial condition and results of operations. There is no assurance that our online sales strategy will be implemented in accordance with our plan or at all.

Our operating results depend on the effectiveness of our marketing and promotional programs. Improper marketing activities may adversely affect our brand image.

Our operating results are dependent on our brand marketing efforts and advertising activities. We continuously invest in our brands to further raise brand recognition and acceptance and engage in marketing campaigns to promote our products. We utilize tailored and creative branding and marketing strategies, which have achieved positive results. We expect to continue to adopt such strategies in the future. However, if our marketing and advertising strategies do not continue to be successful, our business and operating results may be materially and adversely affected. In addition, we believe marketing trends in China are evolving, which requires us to experiment with new marketing strategies to keep pace with industry developments and consumer preferences. Moreover, as we continue to build up our online platform, we expect our marketing expenses relating to cooperation with online channels to continue to increase.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, results of operations and financial condition may be materially and adversely affected.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Council, the SAMR, the Ministry of Commerce(“MOFCOM”), the State Internet Information Office, the General Administration of Customs and other governmental authorities in charge of the relevant services provided by us. These government authorities promulgate and enforce regulations that cover various aspects of the operation of food products and e-commerce, etc., including entry into these industries, scope of permitted business activities, licenses and permits for various business activities, and restriction on foreign investments. Violations of regulations may lead to the imposition of significant penalties which may affect our business, operations, reputation and financial prospects. In respect of the food industry, in particular, any violation of the relevant laws, rules and regulations may result in penalties and, under certain circumstances, lead to criminal prosecution.

We have obtained food operation licenses to operate our general business activities currently conducted in China, except for Quanzhou Weishi Food Co., Limited which does not hold any assets or operations and we are in the process of applying for relevant food operation licenses for it. In addition, SH Lashu have been filed for record as consignee or consignor of import and export goods. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

New laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. For example, in August 2018, the SCNPC promulgated the E-Commerce Law, which took effect in January 2019. We have to cooperate with e-commerce platforms and be in full compliance with E-Commerce Law in order to continue to operate on those e-commerce platforms. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations.

If we fail to adapt to any new regulatory requirement or any competent government authority considers that we operate our business operation without any requisite license, permit or approval, or otherwise fails to comply with applicable regulatory requirements, we may be subject to administrative actions and penalties against us, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

As we expand into different business models and introduce new products and services to our customers, we may be required to comply with additional laws and regulations that are yet to be determined. To comply with such additional laws and regulations, we may be required to obtain necessary certificates, licenses or permits, as well as allocate additional resources to monitor regulatory and policy developments. Our failure to adequately comply with such additional laws and regulations may delay, or possibly prevent, some of our products or services from being offered to our customers, which may have a material adverse effect on our business, results of operations and financial condition.

We are subject to PRC Advertising Law and related regulations, rules and measures applicable to advertising.

Certain amounts of our revenue are derived from online advertising services. In July 2016, the former State Administration for Industry and Commerce promulgated the Interim Administrative Measures on Internet Advertising, or the Internet Advertising Measures, effective in September 2016, pursuant to which internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in any form including paid-for search results. Under the Internet Advertising Measures, our online advertising services may constitute internet advertisement. On February 25, 2023, the SAMR issued Administrative Measures for Internet Advertising, or the Internet Advertising Administrative Measures, which became effective on May 1, 2023, and replaced the Interim Measures for the Administration of Internet Advertising which became effective on September 1, 2016. According to the Internet Advertising Administrative Measures, the provisions of the Advertising Law and the Internet Advertising Administrative Measures shall apply to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media within the territory of PRC. Our online advertising may be subject to the Internet Advertising Administrative Measures.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable law. For the years ended December 31, 2022 and 2023, 0.5% and 0.4% of our revenues were derived from advertising service. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving three or more illegal acts within two years or other serious violations, a fine of not less than five times but not more than ten times the advertising expense or a fine of not less than RMB1,000,000 but not more than RMB2,000,000 shall be imposed, and the PRC government may revoke a violator’s business license and revoke the advertisement examination and approval documents and refuse to accept its application for advertisement examination within one year. Complying with these requirements and any penalties or fines for any failure to comply may significantly reduce the attractiveness of our platform and increase our costs and could have a material adverse effect on our business, financial condition and results of operations.

In addition, for advertising content related to specific types of products and services, advertisers, advertising agencies and advertising distributors must confirm that the advertisers have obtained requisite government approvals, including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, and, with respect to certain industries, government approval of the content of the advertisement and filing with the local authorities. Pursuant to the Internet Advertising Administrative Measures, we are required to take steps to monitor the content of advertisements displayed by us. This requires considerable resources and time, and could significantly affect the operation of our business, while at the same time also exposing us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations. Any further change in the classification of our online advertising and other related services by the PRC government may also significantly disrupt our operations and materially and adversely affect our business and prospects.

Our acquisition activities and other strategic transactions may present managerial, integration, operational and financial risks, which may prevent us from realizing the full intended benefit of the acquisitions we undertake.

We have in the past and may continue to seek acquisitions that we believe strengthen our competitive position in our key segments and geographies or accelerate our ability to grow into adjacent product categories and channels and emerging markets or which otherwise fit our strategies.

In addition, investments and acquisitions could result in distraction of management from current operations, greater than expected liabilities and expenses, unidentified issues not discovered in our due diligence, the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. If the goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations.

Further, the assumptions we use to evaluate acquisition opportunities may not prove to be accurate and our investments or acquisitions may not yield the results we expect. Even if our assumption is accurate, the integration of acquired businesses into ours may be costly and disruptive to our existing business operations. The integration process involves certain risks and uncertainties, some of which are outside our control, and there can be no assurance that we will be able to realize the anticipated benefits, synergies, cost savings or efficiencies. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

We rely on third-party logistics companies to deliver our products. Any delivery delay, improper handling of goods or increase in transportation costs of our logistic service providers could adversely affect our business and results of operations. If the third-party logistics business is interrupted, we may not have sufficient resources to support our product transportation and face the risk of rising transportation prices.

We engage logistics service providers to store and transport products to our customers. For the years ended December 31, 2022 and 2023, our fulfilment expenses were RMB10.6 million and RMB7.3 million (US$1.0 million), respectively, which represented 11.7%, 5.9% and 3.6% of our total revenue, respectively. The vast majority of our products are delivered by trucks or trains. The services provided by our logistics service providers may be suspended or cancelled due to unforeseen events, which could cause interruption to the sales or delivery of our products. In addition, delivery delays may occur for various reasons beyond our control, including improper handling by our logistics service providers, labor disputes or strikes, acts of war or terrorism, outbreaks of epidemics, earthquakes and other natural disasters.

The majority of our product transportation was provided by independent third-party logistics service providers. Disputes with or a termination of our contractual relationships with one or more of our logistics companies could result in delayed delivery of products or increased costs. There can be no assurance that we can continue or extend relationships with our current logistics companies on terms acceptable to us, or that we will be able to establish relationships with new logistics companies or expand our logistics team to ensure accurate, timely and cost-efficient delivery services. If we are unable to maintain or develop good relationships with logistics companies or expand our logistics team to cover new territories, it may inhibit our ability to offer products in sufficient quantities, on a timely basis, or at prices acceptable to our customers. In addition, as we do not have any direct control over these logistics companies, we cannot guarantee their quality of services. If there is any delay in delivery, damage to products or any other issue, our sales and brand image may be affected.

Any improper handling of our products by the logistics service providers could also result in product contamination or damage, which may in turn lead to product recalls, product liabilities, increased costs and damage to our reputation, which may in turn adversely affect our business, financial condition and results of operations.

The transportation costs of our logistics service providers are subject to factors beyond our control, such as the fluctuation in the gasoline price, increases in road tolls and bridge tolls, and changes in transportation regulations. Any increase in the service costs of our logistics service providers may lead to an increase to our fulfilment expenses, which may in turn negatively affect our results of operations.

We may face the risk of inventory obsolescence.

As of December 31, 2023 and as of December 31, 2022, we had inventories of RMB 10.0 million (US$1.4 million) and RMB6.1 million respectively. Our inventory turnover days were 19.1 days and 21.2 days respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our business relies on consumer demand for our products, which depends substantially on factors such as (i) consumer spending patterns, (ii) consumer preferences and tastes, (iii) consumer income, (iv) consumer perceptions of and confidence in our product quality and food safety, and (v) consumer lifestyle. Any change in consumer demand for our products or the occurrences of catastrophic events may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off.

We may not be able to adequately protect our intellectual property, which could adversely affect our business and operations.

We regard our trademarks, copyrights, domain names, know-how, patents, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others, to protect our proprietary rights As of December 31, 2023, we had registered 279 trademarks, 1 copyright of works and 5 computer software copyrights in China, including three registered trademarks in Hong Kong. We may fail to own or apply for key trademarks in a timely fashion, or at all. For example, several logos we have used for years cannot be registered as trademarks in certain trademark categories in China because a company unaffiliated to us has pre-emptively registered similar logos as trademarks in such categories. As a result, we have been and will not be able to use such logos in areas covered by such trademark categories. Such company complained to the Market Supervision Bureau for the trademark infringement of DDC Shanghai, and DDC Shanghai has already applied for the invalidations of these trademarks at the State Intellectual Property Office, or the SIPO, as well as indicted a series of related administrative actions which have been already accepted by the court. As the trademarks under the legal proceeding are not relevant to our main business and we have adopted timely steps to make enough adjustments to relevant business, including stopped using them in any public place, the unavailability of these trademarks would not materially and adversely affect our business. If such third party actually use such trademarks in product or service similar to us in the future, consumers may be confused and associate any quality issue on the products and services such third party provides with us, which will have an adverse impact on our brand image. We may become an attractive target for certain copycat websites that attempt to cause confusion or diversion of traffic from us in the future because of our brand recognition as a food-related content-driven lifestyle brand in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological changes in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

We may be accused of infringing intellectual property rights of others and content restrictions of relevant laws.

Third parties may claim that the content posted by us or our products and services infringe upon their intellectual property rights. For example, while offering our advertising services, we may be subject to liabilities such as infringement of copyrights or trademarks and to other claims based on the materials and content posted by us or used on our products and services. The possibility of intellectual property claims against us increases as we continue to grow. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated by us or our user communities were deemed by the PRC government to violate any content restrictions, we would not be able to continue displaying such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event, defending against these claims could be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, legal fees and other costs, as well as limit our ability to conduct business or require us to change the manner in which we operate. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

Failure to successfully operate our information systems and implement new technology effectively could disrupt our business or reduce our profitability.

We increasingly rely on information technology systems to process, transmit and store information in relation to our operations. A portion of the communications between our personnel and our suppliers, distributors and consumers depends on information technology. Our information technology systems may be vulnerable to interruption due to a variety of events beyond our control, including but not limited to, natural disasters, telecommunications failures, computer viruses, hackers and other security issues. Any such interruption to our information technology system could disrupt our operations and negatively impact our production and ability to fulfill sales orders, which could have an adverse effect on our business, financial condition and results of operations.

In addition, we may from time to time implement, modify and upgrade our information technology systems and procedures to support our growth and the development of our e-commerce business. These modifications and upgrades could require substantial investment and may not improve our profitability at a level that outweighs their costs, or at all.

Our success depends on the continuing efforts of our senior management team and key personnel and our business may be harmed if we lose their services and cannot timely find proper candidates for substitution.

Our current business performance and future success depend substantially on the abilities and contributions of our senior management members, including our founder, Ms. Norma Ka Yin Chu, all of our executive directors and other key personnel with industry expertise, know-how or experience in areas such as research and development, manufacturing, sales, marketing, financial management, human resources and risk management. If any member of our senior management is unable or ceases to serve in his or her present position, we may not be able to find replacement in a timely basis due to local conditions. As a result, our business may be disrupted, our management quality may deteriorate and our results of operations may be materially and adversely affected. In addition, if any member of our senior management team joins a competitor or forms a competing business, we may lose trade secrets and business know-how as a result. Competition for experienced management in our industry is intense, and the pool of qualified candidates is limited. We may not be able to retain the services of our senior management or attract and retain additional high quality senior executives in the future. Moreover, we rely on our sales personnel to effectively operate our retail network. As we expand our operations, we may not be able to retain such skilled sales personnel at a reasonable cost and our business and results of operations may be materially and adversely affected.

Our performance depends on favorable labor relations with our employees, and any deterioration in labor relations, shortage of labor or material increase in wages may have an adverse effect on our results of operation.

Our success depends on our ability to hire, train, retain and motivate our employees. We consider favorable labor relations as a significant factor that can affect our performance, and any deterioration of our labor relations could cause labor disputes, which could result in disruption of production and operations.

Since the reform and opening up, China has experienced rapid economic growth, which has resulted in significantly increased labor costs. Average labor wages are expected to increase. In addition, we may need to increase our total compensations to attract and retain experienced personnel required to achieve our business objectives. Any material increase in our labor costs may have an adverse effect on our results of operations.

We may not be able to detect or prevent fraud, bribery, or other misconduct committed by our employees, customers or other third parties.

We may be exposed to fraud, bribery, or other misconduct committed by our employees, customers or other third parties, which could subject us to financial losses and penalties from governmental authorities. Although our internal control procedures are designed to monitor our operations and ensure overall compliance, our internal control procedures may be unable to identify all non-compliances, suspicious transactions, fraud, corruption or bribery in a timely manner. If such misconduct occurs, we may suffer from negative publicity and reputation damages.

We may be subject to legal proceedings in the ordinary course of our business. Any adverse outcome of these legal proceedings could have a material adverse effect on our business, results of operations and financial condition.

We may from time to time become a party to various litigations, arbitrations, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. For example, we may be required to negotiate with, or institute litigation when negotiation fails, against our suppliers for the losses arising out of contaminated raw materials. The compensation clauses in the supply contract may not be adequate enough to remedy our damages. Such litigation could result in substantial costs and diversion of resources, which could negatively affect our sales, profitability and prospects. Even if any such litigation is resolved in our favor, we may not be able to successfully enforce the judgment and remedies awarded by the court and such remedies may not be adequate to compensate us for our actual or anticipated related losses, whether tangible or intangible. Negative publicity relating to such litigation, arbitrations, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brands and services. In addition, ongoing litigation, arbitrations, legal disputes, claims or administrative proceedings may distract our management’s attention and consume our time and other resources. Furthermore, any litigations, arbitrations, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. We are subject to several legal proceedings, which, in the opinion of our management, would not have a material and/or adverse effect on our business, financial condition or results of operations. We may continue to subject to legal proceedings in the future. We cannot assure you that the outcome of the legal proceedings in the future, if any, will be favorable to us. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Consequently, any future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

We have limited insurance to cover our potential losses and claims.

We maintained limited insurance, which we believe is customary for businesses of our size and type and in line with the standard commercial practice in our industry. See “Our Business — Insurance.” If we were held liable for uninsured losses, our business and results of operations may be materially and adversely affected. In addition, we are not insured against product liability or business interruptions resulting from natural disasters such as droughts, floods, earthquakes or severe weather conditions, any suspension or cessation in the supply of utilities or other calamities. Any liability claims for damages relating to our products, interruption to our operations, and the resulting losses or damages, could materially and adversely affect our business, results of operations and financial condition.

We may require additional financing to service debt and achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development, and other operations.

We believe that we will continue to expend substantial resources for the foreseeable future as we expand into additional markets that we may choose to pursue. These expenditures are expected to include costs associated with research and development, the acquisition or expansion of manufacturing and supply capabilities, as well as marketing and selling existing and new products. In addition, other unanticipated costs may arise. Moreover, we have approximately RMB178.4 million (US$25.1 million) in debt which is due in the first quarter of 2025 and which will require significant cash resources to service.

Our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds sooner than planned, including through public equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations.

Our future capital requirements depend on many factors, including:

●	our ability to restructure our outstanding debt;

●	the number and characteristics of any additional products or manufacturing processes we develop or acquires to serve new or existing markets;

●	the expenses associated with our marketing initiatives;

●	the costs required to fund domestic and international growth, including acquisitions;

●	the scope, progress, results and costs of researching and developing future products or improvements to existing products;

●	any lawsuits related to our products or commenced against us;

●	the expenses needed to attract and retain skilled personnel;

●	the costs associated with being a public company; and

●	the timing, receipt and amount of sales of future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to:

●	delay, limit, reduce or terminate our research and development activities or growth and expansion plans; and

●	delay, limit, reduce or terminate the expansion of sales and marketing capabilities or other activities that may be necessary to generate revenue and increase profitability.

Risks Relating to Our Corporate Structure

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely on dividends and other distributions on equity from our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to service any debt we may have or incur in the future. If any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. Such reserve funds cannot be distributed to us as dividends.

Our PRC subsidiaries generate primarily all of their revenue in RMB, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our applicable PRC subsidiaries to use their RMB revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our applicable PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises (having no institution or establishment within China or whose incomes have no actual connection to its institution or establishment within China) unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are a Cayman Islands holding company conducting a significant portion of our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our subsidiaries in China are subject to foreign debt registrations. In addition, the foreign exchange receipts under the capital account of a domestic institution shall be used pursuant to the principle of authenticity and self-use within its business scope. The foreign exchange receipts under the capital account of a domestic institution and the Renminbi funds obtained from foreign exchange settlement may be used by the domestic institution for expenditures under the current account within its business scope or the expenditure under the capital account permitted by laws and regulations. Such receipts and funds of the domestic institutions shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or other investments than principal-secured products of banks unless otherwise provided by relevant laws and regulations; (iii) directly or indirectly used for granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (iv) used for construction or purchase of real estate for purpose other than self-use (exception applies for real estate enterprises). Where there is any contractual agreement on the use scope of receipt under the capital account between a domestic institution and other parties involved, the domestic institution shall not use such receipts and funds beyond the scope. On October 23, 2019, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, or SAFE Circular No. 28, under which non-investing foreign-invested enterprises are permitted to make equity investments in the PRC with their capital funds in accordance with applicable PRC laws and regulations under the premise that the domestic investment projects are true and in compliance with applicable PRC laws and regulations. As the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or filing on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filing, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

We face uncertainties with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (the “FIL”), which took effect on January 1, 2020 (with the Implementation Rules to the FIL come into effect from the same day) and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, to become the legal foundation for foreign investment in the PRC.

However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. Under the FIL, foreign investors and foreign-invested enterprises will be subject to legal liabilities if they fail to report investment information in accordance with the FIL. In addition, the FIL provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China and Hong Kong

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

A part of our operations is located in Hong Kong and mainland China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

A part of our operations is located in mainland China, and thus, our PRC subsidiaries are governed by PRC laws and regulations. PRC companies are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the Opinions jointly issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021 called for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of the Opinions remain unclear at this stage.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services or data processing activities of such company affect or may affect national security. Through the contractual arrangements with Weishi, DDC Shanghai had collected and possessed personal information of more than one million users. After the contractual arrangements with Weishi were terminated in April 2022, DDC Shanghai still have been possessing this amount of personal information which are stored in mainland China. For purposes of the Cybersecurity Review Measures, we have applied for and completed the cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we cannot assure you that we would not become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in rectification, fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On February 17, 2023, the CSRC issued the Trial Measures which became effective on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice on the CSRC’s official website which became effective on March 31, 2023. Under the Trial Measures, either direct or indirect overseas offering and listing by domestic companies shall fulfill the filing procedure with the CSRC with submitting relevant materials. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. When certain circumstances happen, overseas offering and listing shall not be made. And If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues. Pursuant to the Trial Measures, the Guidance Rules and Notice, initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas, while domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offerings and listings. Our PRC counsel, Grandall Law Firm (Shanghai) has advised us that, based on its understanding of the current PRC laws and regulations, our offering and listing will be identified as an indirect overseas issuance and listing by the CSRC, in view of the fact that the Trial Measures have come into effect on 31 March 2023. We have submitted the filing materials with the CSRC to fulfill the filing procedure with the CSRC as per requirement of the Trial Measures and completed such proceeding in November 2023. However, there is no guarantee that we will continue to comply with the Trial Measures. If we fail to comply with the Trial Measures, we will be required to correct our behaviors, facing warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined which amount will range from RMB500,000 to RMB5,000,000. Any new policies, regulations, rules, actions or laws by the PRC government may subject us to material changes in operations, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the Guidance Rules and Notice, the revised Provisions, and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. Any failure of us to complete further filings or any other relevant regulatory procedures regarding the issuance and listing of our securities in a timely manner will completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

The PRC government has significant oversight and discretion over the conduct of a PRC company’s business and may intervene with or influence its operations at any time as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our PRC subsidiaries.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money through sales of our equity securities.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, and may intervene or influence our operations at any time, or may exert more oversight and control over offerings conducted overseas. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that Didi Global Inc.’s app be removed from smartphone app stores.

As such, our PRC subsidiaries may be subjected to various government and regulatory interference in the provinces in which they operate. Our PRC subsidiaries could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. If the PRC government initiates an investigation into us at any time alleging us violation of cybersecurity laws, anti-monopoly laws, and securities offering rules in China in connection with our initial public offering, we may have to spend additional resources and incur additional time delays to comply with the applicable rules, and our business operations will be affected materially and any such action could cause the value of our securities to significantly decline or be worthless.

Further, any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

We are not aware of PRC laws and regulations in force explicitly requiring that our Group or our PRC subsidiaries to obtain permission from PRC authorities to issue securities to foreign investors (by DDC Cayman).There is no guarantee that we will continue to comply with additional filing requirements, if any, in the future. Any new policies, regulations, rules, actions or laws by the PRC government may subject us to material changes in operations, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct most of our business operations in China, and a majority of our directors and employees are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in, or that is based primarily in, the United States.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“SPV”), will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015 and was further amended in December 2019. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be registered with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE or its local branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to the SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who were granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company.

We cannot provide any assurance that the PRC residents will make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 and other applicable laws and regulations or compel all such PRC residents to do so. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in such regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and prospects and our ability to distribute profits to you could be materially and adversely affected.

We and certain of our directors, executive officers and other employees of our PRC subsidiaries and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, or SAFE Circular 7, according to which, among others, employees, directors, supervisors and other management members of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations or meet other requirements may subject relevant participants in our share incentive plans to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

We are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of our franchisees and their employees, consultants or distributors, because these parties are not always subject to our control. Our franchisees are independent operators and are not subject to our control regarding to our FCPA practice.

Although we believe, to date, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, franchisees or distributors of our franchisees may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice 59 with the Ministry of Finance, which was partially amended by Notice 109, and SAT Circular 698, which became effective in January 2008, and SAT Circular 7 in replacement of some of the existing rules in SAT Circular 698, which became effective in February 2015. SAT Circular 698 was fully abolished by SAT Circular 37 in December 2017.

Under SAT Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC corporate income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued SAT Circular 7, Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, which took effective on February 3, 2015, to replace the rules relating to indirect transfers in SAT Circular 698. SAT Circular 7 has introduced a new tax regime that is significantly different from that under SAT Circular 698. SAT Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC corporate income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

According to SAT Circular 37, the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which was issued by the SAT on October 17, 2017 and took effect on December 1, 2017 and was most-recently amended on June 15, 2018, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transfer or from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc., of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by SCNPC on September 4, 1992 and newly amended on April 24, 2015 (the “Tax Collection Law”), in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. According to SAT Circular 7, where the transferee fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

We may face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under relevant Notices and Circulars, and may be required to expend valuable resources to comply with these Notices and Circulars or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under these Notices and Circulars to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC corporate income tax law and if the PRC tax authorities make adjustments to the taxable income of the transactions under these Notices and Circulars, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands, or (iv) such PRC domestic enterprise is an affiliate of the foreign investor as stipulated under the M&A Rules. Moreover, the Anti-Monopoly Law requires that the anti-trust governmental authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

If approval by the China Securities Regulatory Commission and other PRC governmental authorities provided under the M&A rules is required in connection with offerings of our securities, we cannot predict whether we will be able to obtain such approval. We completed the CSRC filing in November 2023 for our IPO. However, there is no guarantee that we will continue to comply with additional filing requirements, if any, in the future.

The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC and the MOFCOM, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. As at the date of this annual report, we believe that CSRC’s approval under the M&A Rules is not required for the listing and trading of our Class A Ordinary Shares on the NYSE American given that we are an exempted company with limited liability incorporated under the laws of the Cayman Islands controlled by non-PRC citizens and we do not fit into the definition of “overseas special purpose vehicle” under the M&A Rules. As such, we do not fit into the definition of “overseas special purpose vehicle” under the M&A Regulations and we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship. MOFCOM’s approval under the M&A Rules is not required as we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship as prescribed in the M&A Rules.

There remain some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval under the M&A Rules is required for an offering of our securities, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our initial public offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future securities offering before the settlement and delivery of the securities that we may offer in the future. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we may offer in the future, you would be doing so at the risk that the settlement and delivery may not occur.

Moreover, except for emphasizing the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies, the Opinions, which was made available to the public on July 6, 2021, also provides that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities.

On February 17, 2023, the CSRC issued the Trial Measures which became effective on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice on the CSRC’s official website which became effective on March 31, 2023. Under the Trial Measures, either direct or indirect overseas offering and listing by domestic companies shall fulfill the filing procedure with the CSRC with submitting relevant materials. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. When certain circumstances happen, overseas offering and listing shall not be made. And If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed according to law before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues. Pursuant to the Trial Measures, the Guidance Rules and Notice, initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas, while domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from the relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offerings and listings. Our PRC counsel, Grandall Law Firm (Shanghai) has advised us that, based on its understanding of the current PRC laws and regulations, our NYSE American listing should be identified as an indirect overseas listing by the CSRC, in view of the fact that the Trial Measures have come into effect on 31 March 2023. We have submitted the filing materials with the CSRC to fulfill the filing procedure with the CSRC as it related to our IPO and as per requirement of the Trial Measures. However, there is no guarantee that we will continue to comply with the Trial Measures. If we fail to comply with the Trial Measures, we will be required to correct our behaviors, facing warnings and fines which amount will range from RMB1,000,000 to RMB10,000,000, and directly responsible personnel will also be warned and fined which amount will range from RMB500,000 to RMB5,000,000. Any new policies, regulations, rules, actions or laws by the PRC government may subject us to material changes in operations, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the Guidance Rules and Notice, the revised Provisions, and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. Any failure of us to complete further filings or any other relevant regulatory procedures regarding the issuance and listing of our securities in a timely manner will completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

As of the date of this annual report, we believe that no prior permission is required under the M&A Rules, the Opinions or other PRC laws and regulations from any PRC governmental authorities for the listing and trading of our securities on the NYSE American, given that: (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules; (b) DDC Cayman is a company incorporated under the laws of the Cayman Islands controlled by non-PRC citizens, and we do not fit into the definition of “overseas special purpose vehicle” under the M&A Rules and (c) we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship as prescribed in the M&A Rules. We also believe that MOFCOM’s approval under the M&A Rules is not required as we have never conducted any merger or acquisitions of any PRC domestic companies with a related party relationship as prescribed in the M&A Rules. However, we cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If we or our subsidiaries inadvertently conclude that such permissions or approvals are not required, our ability to offer or continue to offer our Class A Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. We may also face sanctions by the CSRC, the MOFCOM or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.

We have been further advised by Grandall Law Firm (Shanghai), our PRC legal adviser, that (i) our PRC subsidiaries have obtained all necessary permissions or approvals and authorizations in the PRC in all material aspects in relation to conducting its current business operations in China, except for Quanzhou Weishi Food Co., Limited which does not hold any assets or operations for now and we are in the process of applying for relevant food operation license for it; and (ii) we are not required to obtain any permission or approval from any Chinese authority to issue securities to foreign investors (by DDC Cayman) or in connection with our current listing on the NYSE American under Chinese laws or regulations in effect, except for the CSRC filing for this issuance and listing which was completed in November 2023. However, there is no guarantee that such completed proceedings will not be denied or rescinded. We (including DDC Cayman and all its subsidiaries) have not received any inquiry, notice, warning, sanctions or regulatory objection to our current listing on the NYSE American from the CSRC or any other PRC governmental authorities.

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval under the M&A rules is required for our current listing on the NYSE American, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for our current listing on the NYSE American. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from offerings of our securities into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future securities offering before the settlement and delivery of the securities that we may offer in the future. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we may offer in the future, you would be doing so at the risk that the settlement and delivery may not occur. Besides, any failure of us to fully comply with any new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our Company’s business and results of operations we may pursue in the future.

A part of our operations is located in mainland China and Hong Kong, and thus, or business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC and Hong Kong may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our PRC and Hong Kong subsidiaries’ ability to operate its business.

Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong- or PRC-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using part of the proceeds from securities offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds our Group transfers to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiary are subject to registration with the SAMR (or its local branches) and filing with the Ministry of Commerce of the PRC, or the MOFCOM, or its local branches and (if applicable) registration with other relevant governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. We may not complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such registration, our ability to use part of the proceeds of our securities offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulated the conversion by foreign-invested enterprises, or FIEs, of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provided that any Renminbi capital converted from registered capitals in foreign currency of FIEs might only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital might not be used for equity investments within China unless otherwise permitted by PRC law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital might not be changed without SAFE approval, and such Renminbi capital might not in any case be used to repay Renminbi loans if the proceeds of such loans had not been utilized. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of FIEs in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 would not apply to the settlement of the foreign exchange capitals of an ordinary FIE in the pilot areas, and such FIE was permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such FIEs, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 36 and SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continued to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for (i) expenditure beyond their business scopes or prohibited by the laws and regulations of the state, (ii) directly or indirectly investing in securities unless otherwise provided by laws and regulations, (iii) providing entrusted loans in RMB (except where the business scope permits), repaying loans between non-financial enterprises (including advances from third parties) or repaying RMB loans from bank that have been transferred to third parties, (iv) paying the related expenses of purchasing real estate not for self-use except for foreign-invested real estate enterprises. Violations of these Circulars could result in severe monetary or other penalties. These restrictions were reiterated and replaced by SAFE Circular 16, the Circular on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account, which was promulgated and implemented by the SAFE on June 9, 2016. According to SAFE Circular 16, the foreign exchange receipts under the capital account of a domestic institution shall be used pursuant to the principle of authenticity and self-use within its business scope. The foreign exchange receipts under the capital account of a domestic institution and the Renminbi funds obtained from foreign exchange settlement may be used by the domestic institution for expenditures under the current account within its business scope or the expenditure under the capital account permitted by laws and regulations. Such receipts and funds of the domestic institutions shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or other investments than principal-secured products of banks unless otherwise provided by relevant laws and regulations; (iii) directly or indirectly used for granting the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (iv) used for construction or purchase of real estate for purpose other than self-use (exception applies for real estate enterprises). Where there is any contractual agreement on the use scope of receipt under the capital account between a domestic institution and other parties involved, the domestic institution shall not use such receipts and funds beyond the scope.

SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from part of the net proceeds of our initial public offering to fund the establishment of new entities in China by our subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish variable interest entities in the PRC, which may materially and adversely affect our business, financial condition and results of operations. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could materially and adversely affect our PRC subsidiary’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due, but its assets are insufficient to clear such debts or it becomes demonstrably insolvent.

Our PRC subsidiary holds certain assets that are important to our business operations. If our PRC subsidiary undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to SAFE’s Notice on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective on May 13, 2013, if any of our PRC subsidiaries undergoes a liquidation proceeding, prior approval from SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our securities offerings into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Class A ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Some of our cash are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our Shanghai subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. As we have some operations in PRC, we expect a portion of our cash will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize our Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiary.

A significant portion of our cash has been invested in short term investments which may decline in value and which we may not be able to convert to cash when necessary to satisfy our obligations

As of December 31, 2023, approximately RMB104 million (US$14.7 million) of our cash is invested in short term investment accounts at money market fund. These accounts could decline in value and may not be available for withdrawal when cash is needed, which would negatively impact our financial condition and ability to operate.

Dividends paid to our foreign investors and gains on the sale of the Class A Ordinary Shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A Ordinary Shares, and any gain realized from the transfer of our Class A Ordinary Shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of Class A Ordinary Shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or our subsidiary established outside China are considered a PRC resident enterprise, it is unclear whether holders of the Class A Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of the Class A Ordinary Shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the Class A Ordinary Shares may decline significantly.

We are a holding company and we rely on our subsidiaries for funding dividend payments, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our subsidiaries in the PRC, Hong Kong and the United States. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from our subsidiaries. If our subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. Our PRC subsidiaries are required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our Affiliated Entities may enter into in the future may also restrict the ability of our Affiliated Entities to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law, was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our buyers by increasing the prices of our products and services, our financial condition and results of operations would be materially and adversely affected.

We are a Cayman Islands corporation and a significant portion of our business is conducted in the PRC. Moreover, all of our directors are located outside of the United States and except for Mr. Matthew Gene Mouw, are all nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal or state courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, we conduct most of our operations in China, and most of our assets, including our cash, cash equivalents and short term investments, are located in China and Hongkong. All of our directors are located outside of the United States and except for Mr. Matthew Gene Mouw, are all nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside of the United States. Ms. Norma Ka Yin Chu, our Chief Executive Officer and Chairwoman, is a permanent resident of Hong Kong; and Samuel Chun Kong Shih, our independent director, is a permanent resident of Canada.

As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons in the Cayman Islands or in China, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside, and the judicial recognition process may be time-consuming. It may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC.

In addition, our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Federal court of the United States.

The Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Risks related to required contributions to various employee benefit plans and individual income tax withholdings on employees’ salaries as required by PRC regulations.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Our legal rights to lease certain properties could be challenged, which could prevent us from continuing to use these leased properties or increase the costs for relocating our business premises.

We leased our business premises from third parties who either own the properties or lease the properties from the ultimate property owner. Some of our lessors were unable to provide us with copies of title certificates or documents evidencing the authorization or consent of the owners of such properties. Where the lessors do not have the proper legal right to lease the properties, the corresponding lease agreements may be deemed invalid. Furthermore, some properties may not be designated for commercial use. If we are not adequately indemnified by the lessors for our related losses, our business may be adversely affected. Some of the properties we lease from the third parties have been mortgaged by the owners prior to leasing to us. We may not be able to continue using such properties if the mortgage is foreclosed. In addition, under the PRC law, failure to register a lease agreement with the local housing bureau may result in the risk that we may not be able to continue to occupy the relevant properties if the lease is challenged by third parties. Our lease agreements generally require the lessor to make such registrations, however, as of the date of this Annual report, the lease agreements relating to certain of our business premises had not been duly registered by the relevant lessors. Accordingly, if these lessors do not have the appropriate titles to the properties or necessary approvals from the ultimate owners or fail to make the requisite registrations, or if the mortgage over the leased properties is foreclosed, we may be unable to continue to operate the affected properties or incur additional costs for relocating our business premises.

The recent enactment of the Holding Foreign Companies Accountable Act may result in de-listing of our securities.

Over the past decade, U.S. SEC and PCAOB and the Chinese counterparts, namely, the China Securities Regulatory Commission, or the CSRC, and PRC Ministry of Finance have been in an impasse over the ability of the PCAOB to have access to the audit work papers and inspect the audit work of China based accounting firms, including our auditor. In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation (the “MOU”) with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, on December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB reiterated in another joint statement the greater risk associated with the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by laws in China, on December 2, 2020, U.S. Congress passed S. 945, the Holding Foreign Companies Accountable Act. The HFCAA has been signed by the President into law. Pursuant to the HFCAA, the SEC is required to propose rules to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the PCAOB is unable to inspect the work of the accounting firm for three consecutive years. On March 24, 2021, the SEC issued amendments to Form 20 and sought public comment in response to the HFCAA. Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. We will be required to comply with these rules if the SEC identifies us as having a ‘non-inspection’ year under a process to be subsequently established by the SEC.

On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years, thus reducing the time period before which our securities may be prohibited from trading or delisted. The enactment of the HFCAA and other efforts to increase U.S. regulatory access to audit work papers could cause investor uncertainty for affected issuers, including us, and the market price of the share could be adversely affected as uncertainty remains over whether there will be a compromise solution. In the worst case, our Class A ordinary shares could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time.

On December 2, 2021, the SEC adopted final rules implementing the HFCAA. On a rolling basis, the SEC will identify issuers with auditors that the PCAOB is unable to inspect or investigate completely because of non-US governmental restrictions. If an issuer is identified for three consecutive years, the SEC will publish an order prohibiting the trading of the issuer’s securities on a U.S. stock exchange and the U.S. over-the-counter market. If the SEC identifies us for three consecutive years as an issuer with auditors that the PCAOB is unable to inspect or investigate completely because of non-US governmental restrictions, under the HFCAA, our securities may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, KPMG Huazhen LLP, is headquartered in mainland China or Hong Kong and was identified in this report as a firm subject to the PCAOB’s determination.

On Aug. 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong, and stated the cooperation will be launched soon. The Statement scheduled several important issues including the purpose, scope and form of the cooperation, use of information and specific data protection during the cooperation, etc. In particular, Chinese authorities have committed to four critical items: First, in accordance with the Sarbanes-Oxley Act, the PCAOB has independent discretion to select any issuer audits for inspection or investigation; Second, the PCAOB gets direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; Third, the PCAOB has the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and Fourth, PCAOB inspectors can see complete audit work papers without any redactions. On the last item, the PCAOB was able to establish view only procedures — as it has done in the past with certain other jurisdictions — for targeted pieces of information (for example, personally identifiable information). As uncertainties remain regarding the details of the cooperation and the implementation by the authorities of the two sides, the risks we faced regarding the de-listing of our securities because of non-compliance to the laws and regulations adopted by the US authorities will still exist.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary Shares will be delisted from the NYSE American and will not be permitted for trading over the counter in the United States under the HFCAA and related regulations.

Our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to our operations, may depend on the relevant positions of U.S. and Chinese regulators. Our auditor’s audit working papers related to our operations are located in China. With respect to audits of companies with operations in China, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist our securities. Accordingly, the HFCAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

If in the future the PCAOB is unable to conduct full inspections of auditors in China, it will become more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. As a result, investors may be deprived of the benefits of PCAOB inspections. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, which could result in the imposition of penalties against such accounting firm, such as suspension of its ability to practice before the SEC. If we are required to engage a new audit firm, we may incur significant expense and management time. All of these could cause our investors and potential investors in our securities to lose confidence in our audit procedures, reported financial information and the quality of our financial statements. The market price of our Class A ordinary shares could be adversely affected. Further, if the PCAOB determines that it cannot inspect or investigate completely independent registered public accounting firm for a period of two consecutive years, trading in our securities may be prohibited under the HFCAA and an exchange may determine to delist our securities. The delisting of our securities, or the threat of such securities being delisted, may materially and adversely affect the value of your investment.

In addition, on August 6, 2020, the President’s Working Group on Financial Markets, or PWG, released a report recommending that the SEC take steps to implement the five recommendations, including enhanced listing standards on U.S. stock exchanges with respect to PCAOB inspection of accounting firms. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. It is unclear if and when the SEC will make rules to implement the recommendations proposed in the PWG report, especially in light of its ongoing rulemaking pursuant to the HFCAA. Any of these factors and developments could potentially lead to a material adverse effect on our business, prospects, financial condition and results of operations.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. In December 2012, the SEC instituted administrative proceedings against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC.  On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our securities from the NYSE American or the termination of the registration of our securities under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our in the United States.

Risks Related to Our Securities

An active trading market for our Class A Ordinary Shares may not be sustained.

Prior to our IPO in November 2023, there has been no public market for our Ordinary Shares, including our Class A Ordinary Shares. An active trading market for our Class A Ordinary Shares may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Class A Ordinary Shares and entering into strategic partnerships or acquiring other complementary products, technologies or businesses by using our Class A Ordinary Shares as consideration.

In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our securities. For example, we are not currently compliant with NYSE American listing standards, including the requirement that we timely file reports with the SEC, that we maintain a minimum shareholders’ equity and that our shares trade above $1.00 per share. If we fail to satisfy these and all other listing requirements our shares will be delisted on the NYSE American.

We expect that the price of our Class A Ordinary Shares will fluctuate substantially. For example, since our IPO in November 2023, the closing price of our Class A Ordinary Shares as quoted on the NYSE American has ranged from $6.21 to $0.196 per share.

The market price of our Class A Ordinary Shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

●	the volume and timing of sales of our products;

●	the introduction of new products or product enhancements by us or others in our industry;

●	disputes or other developments with respect to our or others’ intellectual property rights;

●	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

●	product liability claims or other litigation;

●	quarterly variations in our results of operations or those of others in our industry;

●	media exposure of our products or of those of others in our industry;

●	changes in governmental regulations;

●	changes in earnings estimates or recommendations by securities analysts; and

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A Ordinary Shares shortly following our IPO.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual-class share structure such that our ordinary shares will consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes. Under our Articles, Class B Ordinary Shares are not convertible into Class A Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Only Class A Ordinary Shares are tradable on the market.

The holder of Class B Ordinary shares have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares, including the 875,000 Class B Ordinary Shares that are authorized but have not been issued, may be dilutive to the voting power of holders of Class A Ordinary shares. Additionally, at our special stockholder meeting in November 2024, our shareholders are expected to vote on a reverse split of our Class A Ordinary Shares which will not split the Class B Ordinary Shares. If enacted, this measure will increase the relative voting power of the Class B Ordinary Shares and reduce the relative voting power of the Class A Ordinary Shares. As a result of the dual-class share structure and the concentration of ownership, the holder of the Class B Ordinary shares has and will continue to have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. The holder may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our shares have traded under $5.00 per Class A Ordinary Share and thus could be known as a penny stock, subject to certain exceptions. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our stock has in the past and may continue in the future to trade below $5.00 per share. As a result, our stock could be known as a “penny stock”, subject to certain exceptions, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be a “penny stock”, subject to certain exceptions. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of shares of our Class A Ordinary Shares to resell them, if the “penny stock” rules apply. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

Our share price may be volatile and may fluctuate.

The factors below may also have a material adverse effect on the market price of our Class A Ordinary Shares:

●	fluctuations in our results of operations;

●	our ability to enter new markets;

●	negative publicity;

●	changes in securities or industry analyst recommendations regarding our company, the sectors in which we operate, the securities market generally and conditions in the financial markets;

●	regulatory developments affecting our industry;

●	announcements of studies and reports relating to our products or those of our competitors;

●	changes in economic performance or market valuations of our competitors;

●	actual or anticipated fluctuations in our quarterly results;

●	conditions in the industries in which we operate;

●	announcements by us or our competitors of new products, acquisitions, strategic relations, joint ventures or capital commitments;

●	additions to or departures of our key executives and employees;

●	fluctuations of exchange rates; and

●	sales or perceived sales of additional shares of our Class A Ordinary Shares or Preferred Shares.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the issuer that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and divert the time and attention of our management, which could seriously harm our business.

We intend to grant employee share options and other share-based awards in the future. We will recognize any share-based compensation expenses in our consolidated statements of comprehensive loss. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

We adopted an employee share option plan in 2023, or the 2023 ESOP, for the purpose of granting share-based compensation awards to our employees, directors and consultants to incentivize their performance and align their interests with ours. Options may be granted under the 2023 ESOP for up to such number of Class A Ordinary Shares as is equal to the sum of (a) 3,200,000 Class A Ordinary Shares; and (b) commencing on January 1, 2024, an annual increase, to be added on January 1 of each year, of up to 10% of the Company’s issued and outstanding Class A Ordinary Shares as of December 31 of the prior year; provided that the total number of Class A Ordinary Shares which may be issued upon exercise of all options to be granted to all participants under the 2023 ESOP shall not in aggregate exceed 15% of the Company’s issued and outstanding Class A Ordinary Shares. As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss and other comprehensive income. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

If we fail to meet applicable listing requirements, the NYSE American may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of NYSE American. If we fail to comply with the applicable listing standards and NYSE American delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As of the date of filing this annual report, we are not in compliance with the NYSE American continued listing standards that require that we have a minimum amount of stockholders’ equity. The NYSE American has accepted our plan to regain compliance by October 23, 2025 and is monitoring our progress under our plan. However, we may not achieve compliance in a timely fashion which would have a material adverse effect on our stock price.

The NYSE American continued listing standards also require that our stock not trade below $1.00 per share for 30 consecutive days. Our stock is currently trading below $1.00 share. If we fail to satisfy this requirement, our stock could be delisted which would have a material adverse effect on our stock price.

Our 2023 Annual Report was not filed with the SEC in a timely fashion. This and any other future filing delinquencies could cause our stock to be delisted from the NYSE American which would have a material adverse effect on our stock price.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although our Class A Ordinary Shares are covered securities, and although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on the NYSE American, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We have identified one material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness, or if our remediation of the material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our Class A ordinary shares may decline.

Pursuant to Section 404 of Sarbanes-Oxley Act of 2002, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2024. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our Class A ordinary shares may decline.

We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2023. The material weakness identified is our lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or control deficiencies may have been identified.

We are working to remediate the material weakness and are taking steps to strengthen our internal control over financial reporting through the development and implementation of processes and controls over the financial reporting process. However, we cannot assure you that these measures will significantly improve or remediate the material weakness described above.

We cannot assure you that there will not be additional material weaknesses or any significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its reviews under Section 404 of the Sarbanes-Oxley Act of 2002, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A ordinary shares could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We do not intend to pay cash dividends on our Ordinary Shares in the foreseeable future.

We have never paid dividends on Ordinary Shares and do not currently anticipate paying any cash dividends on our Ordinary Shares in the foreseeable future. Under Cayman Islands law, any payment of dividends would be subject to relevant legislation and our articles of association, which provide that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the NYSE rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. For example, we have chosen to comply with the Cayman Island laws which do not require shareholder approval for issuances of shares exceeding 20% of our outstanding shares, whereas the NYSE would otherwise require shareholder approval for such issuances. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and projections as to the market price of our Class A Ordinary Shares we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be treated as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or the IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the Class A Ordinary Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1, et seq., referred to as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a material adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

We expect to incur significant additional costs as a result of being a public company, which may materially and adversely affect our business, financial condition and results of operations.

Upon completion of our IPO, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the NYSE. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may materially and adversely affect our business, financial condition and results of operations.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised), or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is DDC Cayman; however, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: November 19, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

Exhibits
Consent of Enrome LLP	23.1

Financial Statements as of and for the year ended December 31, 2023	99.1